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Filed pursuant to Rule 424(b)(5)
Registration No. 333-184372

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 11, 2012

Prospectus Supplement
(To Prospectus dated October 11, 2012)

$

        % Subordinated Debentures due 2042

         We are offering $             million of our        % Subordinated Debentures due 2042, which we refer to as the "Debentures" in this prospectus supplement. The Debentures will be unsecured, subordinated debt securities issued by PrivateBancorp, Inc. under a subordinated indenture. The Debentures will bear interest at the rate of        % per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, beginning on January 30, 2013. The Debentures will be issued in denominations of $25 and integral multiples of $25 in excess thereof.

         The Debentures will mature on October 30, 2042 (or if such day is not a business day, the following business day). On or after October 30, 2017, we may redeem the Debentures, in whole or in part, at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.

         We intend to use the net proceeds from this offering, together with anticipated net proceeds from a separate public offering of common stock and existing cash resources, to fund the redemption of all $243.8 million aggregate liquidation amount of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, that we issued to the U.S. Department of the Treasury in connection with our participation in the Capital Purchase Program of the U.S. Treasury's Troubled Asset Relief Program, subject to receipt of necessary regulatory approval. See "Use of Proceeds" in this prospectus supplement.

         The Debentures will be a new issue of securities with no established trading market. We intend to apply to list the Debentures on the New York Stock Exchange (the "NYSE") under the symbol "PVTD." If the application is approved, we expect trading in the Debentures to begin within 30 days of the original issue date of the Debentures.

         Investing in the Debentures involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement to read about important factors you should consider before buying the Debentures.

	Per Debenture	Total
Public offering price(1)	$	$
Underwriting discount(2)	$	$
Proceeds to PrivateBancorp, Inc. (before expenses)(2)	$	$

(1)
Plus accrued interest from October     , 2012 if settlement occurs after that date.
(2)
Assumes no exercise of the underwriters' overallotment option described below.

         We have granted the underwriters the right to purchase up to an additional $            aggregate principal amount of Debentures at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

         These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         We expect that the Debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about October     , 2012.

Joint Book-Running Managers

Morgan Stanley	Wells Fargo Securities

Prospectus Supplement dated October     , 2012.

        We include cross-references in this prospectus supplement to captions elsewhere in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described in this prospectus supplement under the heading "Where You Can Find More Information."

        Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to "PrivateBancorp," the "Company," "we," "us," "our" or similar references mean PrivateBancorp, Inc. and its subsidiaries, and all references to the "Bank" or the "PrivateBank" mean The PrivateBank and Trust Company, our wholly owned bank subsidiary.

        Generally, when we refer to this "prospectus supplement," we are referring to both the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein, unless the context suggests otherwise. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or any document incorporated by reference, you should rely on the information set forth in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any applicable permitted free writing prospectuses. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give you information other than that contained in this prospectus supplement and the accompanying prospectus and in the documents referred to in this prospectus supplement and the accompanying prospectus and which are made available to the public, along with the information contained in any permitted free writing prospectuses that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

        We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to purchase any of the securities described in this prospectus supplement, and neither this prospectus supplement nor the accompanying prospectus may be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, respectively, and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

 INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission ("SEC") allows us to incorporate by reference information into this prospectus supplement. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement, except for any information superseded by

S-ii

information in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-34066);

  •
  our Current Reports on Form 8-K filed with the SEC on February 24, 2012 (except for the information furnished under Item 7.01 therein), May 24, 2012 and October 10, 2012 (except for the information furnished under Item 2.02 therein) (File Nos. 001-34066); and

  •
  the description of our common stock contained in the Registration Statement on Form 8-A, as amended, dated April 27, 1999 (File No. 0-25887).

        We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus supplement and prior to the termination of any offering covered by this prospectus supplement and the accompanying prospectus. Nothing in this prospectus supplement or in the accompanying prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

        We have also filed a registration statement with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus, which form a part of the registration statement. You may obtain from the SEC a copy of the registration statement and the exhibits attached to or incorporated by reference in the registration statement. The registration statement may contain additional information that may be important to you.

        Any statement contained in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus, or in any other document filed later that is also incorporated in this prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement and the accompanying prospectus except as so modified or superseded. The information relating to us contained in this prospectus supplement and the accompanying prospectus should be read together with the information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

        We will provide, without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, at 120 South LaSalle Street, Chicago, Illinois 60603, (312) 564-2000.

S-iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements contained in this prospectus supplement, in the accompanying prospectus and in information incorporated by reference into this prospectus supplement and the accompanying prospectus that are not historical facts may constitute forward-looking statements within the meaning of federal securities laws. Forward-looking statements represent management's beliefs and expectations regarding future events, such as our anticipated future financial results, credit quality, revenues, expenses, or other financial items, and the impact of business plans and strategies or legislative or regulatory actions. Forward-looking statements are typically identified by words such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," or "continue" and other comparable terminology.

        Our ability to predict results or the actual effects of future plans, strategies, events or actions is inherently uncertain. Factors which could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to:

  •
  unforeseen credit quality problems or further deterioration in problem assets that could result in charge-offs greater than we have anticipated in our allowance for loan losses;

  •
  adverse developments impacting one or more large credits;

  •
  the extent of further deterioration in real estate values in our market areas, particularly in the Chicago area;

  •
  difficulties in resolving problem credits or slower than anticipated dispositions of other real estate owned, which may result in increased losses or higher credit-related operating costs;

  •
  continued uncertainty regarding U.S. and global economic recovery and economic outlook, and ongoing volatility in market conditions, that may impact credit quality or prolong weakness in demand for loans or other banking products and services;

  •
  unanticipated withdrawals of significant deposits;

  •
  lack of sufficient or cost-effective sources of liquidity or funding;

  •
  our ability to complete our planned capital raising transactions and fund and complete our anticipated redemption of the preferred stock and repurchase of the common stock warrant we issued to the U.S. Department of the Treasury;

  •
  loss of key personnel or an inability to recruit and retain appropriate talent;

  •
  unanticipated changes in interest rates, prolonged low interest rate environment or significant tightening of credit spreads;

  •
  competitive pricing trends;

  •
  uncertainty relating to recently proposed regulatory capital rules that could, depending on the nature of our assets, require us to maintain higher levels of regulatory capital;

  •
  uncertainty regarding implications of recently adopted or proposed rules and regulations, or those remaining to be proposed in connection with the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, that may negatively affect our revenues or profitability;

  •
  other legislative, regulatory or accounting changes affecting financial services companies and/or the products and services offered by financial services companies; or

  •
  failures or disruptions to our data processing or other information or operational systems.

S-iv

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including those set forth in the "Risk Factors" section of our Form 10-K for the year ended December 31, 2011, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Form 10-Q for the quarter ended June 30, 2012, as well as those set forth in our subsequent periodic and current reports filed with the SEC.

        These factors should be considered in evaluating forward-looking statements and undue reliance should not be placed on our forward-looking statements. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under the federal securities laws.

S-v

SUMMARY INFORMATION

        This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our Debentures. You should read carefully this entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference herein and therein, before making a decision about whether to invest in the Debentures. You should pay special attention to the "Risk Factors" section of this prospectus supplement and the "Risk Factors" sections in our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the quarter ended June 30, 2012 before you determine whether an investment in our Debentures is appropriate for you.

PrivateBancorp, Inc.

        PrivateBancorp is a Delaware corporation and a bank holding company headquartered in Chicago, Illinois. Through our wholly-owned bank subsidiary, The PrivateBank and Trust Company (the "Bank" or the "PrivateBank"), we provide customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families, in the markets and communities we serve. As of September 30, 2012, we had 35 offices located in ten states primarily in the Midwest, with a majority of our business conducted in the greater Chicago market.

        We deliver a full spectrum of commercial and personal banking products and services to our clients through our commercial banking, community banking and private wealth businesses. We offer clients a full range of lending, treasury management, and investment and capital markets products to meet their commercial needs, and residential mortgage banking, private banking, and trust and investment services to meet their personal needs.

        Our common stock is traded on the Nasdaq Global Select Market under the symbol "PVTB." Our principal executive offices are located at 120 South LaSalle Street, Chicago, Illinois 60603. Our telephone number is (312) 564-2000. Our internet address is www.theprivatebank.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

Recent Developments

Common Stock Offering and Anticipated Repurchase of Our Series B Preferred Stock

        On October 10, 2012, we commenced and priced a separate public offering of $75 million of our common stock. We undertook the common stock offering, which is expected to close on October 16, 2012, in connection with our proposed redemption of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B that we issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program of the U.S. Treasury's Troubled Asset Relief Program ("Series B Preferred Stock"), as further described under "Use of Proceeds." The consummation of the offering of Debentures described in this prospectus supplement is not conditioned upon the consummation of the common stock offering, and vice versa. We provide no assurances that the common stock offering will be completed or that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the offering of our common stock, or at all. This prospectus supplement is not an offer to sell any such common stock, which offering is being made only through a separate prospectus supplement.

        In the fiscal period in which we redeem the Series B Preferred Stock, we will accelerate the accretion of the issuance discount on the Series B Preferred Stock and record a corresponding reduction in retained earnings, which will impact our earnings per share (i.e., will result in a reduction in net income available to holders of our common stock in an amount equal to the issuance discount accelerated). The issuance discount is due to the carrying value of the Series B Preferred Stock being less than its liquidation value, as the carrying value of the Series B Preferred Stock is based on its fair value at issuance. As of September 30, 2012, the amount of the issuance discount on the Series B Preferred Stock was approximately $2.23 million.

Third Quarter of 2012 Earnings Results

        On October 10, 2012, we reported net income available to common shareholders of $19.6 million, or $0.27 per diluted share, for the third quarter 2012, compared to $10.0 million, or $0.14 per diluted share, for the third quarter 2011, and $14.1 million, or $0.19 per diluted share, for the second quarter 2012. For the nine months ended September 30, 2012, the Company had net income available to common shareholders of $44.5 million, or $0.61 per diluted share, compared to $23.1 million, or $0.32 per diluted share, for the nine months ended September 30, 2011.

        Additional information regarding our third quarter and nine-month 2012 unaudited results can be found under the section captioned "Recent Developments" in this prospectus supplement.

THE OFFERING

Issuer	PrivateBancorp, Inc., a Delaware corporation.
Debentures Offered

We are offering an aggregate of $            principal amount (or up to $            principal amount if the underwriters exercise their overallotment option in full) of our            % Subordinated Debentures due 2042 (the "Debentures").

Repayment of Principal; Maturity

Any unpaid principal amount of the Debentures, together with accrued and unpaid interest thereon, will be due and payable on October 30, 2042, the maturity date (or if such day is not a business day, the following business day).

Interest	The Debentures will bear interest at a fixed annual rate of %. We will pay interest quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, beginning on January 30, 2013.
Record Date	We will make interest payments on the Debentures to the holder of record as of the close of business on January 15, April 15, July 15 and October 15, whether or not a business day.
Optional Redemption

We may elect to redeem the Debentures in whole at any time or in part from time to time on or after October 30, 2017, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption;

Under the Federal Reserve's current risk-based capital guidelines applicable to bank holding companies, any redemption of the Debentures will be subject to prior approval of the Federal Reserve.
Subordination; Ranking	The Debentures will be unsecured, subordinated and:

•

will rank junior in right of payment and upon our liquidation to any existing and all future senior debt (as defined in the subordinated indenture and described under "Description of the Debentures" in this prospectus supplement);

• will rank equally in right of payment and upon our liquidation with any future indebtedness the terms of which provide that such indebtedness ranks equally with the Debentures;

•

will rank senior in right of payment and upon our liquidation to (i) our existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Debentures;

• will be effectively subordinated to all of the existing and future indebtedness and other liabilities of our current and future subsidiaries, including the Bank.

At September 30, 2012, PrivateBancorp had no indebtedness ranking senior to or equally with the Debentures and had $244.8 million of indebtedness (issued in connection with trust preferred securities) ranking junior to the Debentures. At September 30, 2012, the Bank and our other subsidiaries had outstanding indebtedness, total deposits and other liabilities of $11.7 billion, excluding intercompany liabilities, all of which ranks structurally senior to the Debentures. For more information, see "Description of the Debentures—Ranking" in this prospectus supplement.

Events of Default	An event of default with respect to the Debentures will occur only in the event:
• a court enters an order in an involuntary bankruptcy or insolvency proceeding that continues unstayed and in effect for a period of 60 consecutive days;
• if we commence a bankruptcy or insolvency proceeding or consent to the entry of an order in an involuntary bankruptcy or insolvency proceeding; or
• a receiver, conservator or similar official is appointed for the Bank.
If an event of default occurs, the outstanding principal and accrued but unpaid interest on the Debentures will become due and payable immediately.

There is no automatic acceleration or right of acceleration in the case of a default in the payment of principal of or interest on the Debentures or in our non-performance of any other obligation under the Debentures or the subordinated indenture. If we default in our obligation to pay interest on the Debentures when due and payable and such default continues for a period of 30 days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the subordinated indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of Debentures of the performance of any covenant or agreement in the subordinated indenture.

Denominations; Book-Entry

The Debentures will be issued in denominations of $25 and integral multiples of $25 in excess thereof. The Debentures will be represented by one or more global Debentures that will be deposited with and registered in the name of The Depository Trust Company or its nominee. We will not issue certificated Debentures, except in the limited circumstances described under "Description of the Debentures—Book-Entry System—The Depository Trust Company."

Listing

The Debentures will be a new issue of securities with no established trading market. We intend to apply to list the Debentures on the NYSE under the symbol "PVTD." If the application is approved, we expect trading in the Debentures to begin within 30 days of the original issue date of the Debentures. We cannot assure you that an active market for the Debentures will develop or be sustained or that holders of the Debentures will be able to sell their Debentures at favorable prices, or at all.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $             million (or up to approximately $             million if the underwriters exercise their overallotment option in full) after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

We have advised our banking regulators and the U.S. Department of the Treasury ("U.S. Treasury") that we intend to redeem in full the Series B Preferred Stock that we issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program ("CPP") of the U.S. Treasury's Troubled Asset Relief Program. We intend to use the net proceeds from this offering and the net proceeds received from the separate offering of our common stock described under "Summary Information—Recent Developments," as well as existing cash resources, to fund the redemption of the Series B Preferred Stock. The aggregate redemption price will be the approximately $243.8 million liquidation amount currently outstanding, plus accrued and unpaid dividends to, but excluding, the redemption date.

The redemption of our Series B Preferred Stock is contingent upon the consummation of this offering and the offering of our common stock, as well as the receipt of approval from the Federal Reserve. The consummation of this offering, however, is not conditioned upon the consummation of the offering of our common stock, the receipt of Federal Reserve approval, or the redemption of our Series B Preferred Stock.

We provide no assurances that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the offering of our common stock, or at all. If we are not permitted to redeem the Series B Preferred Stock, we will use the net proceeds from this offering for working capital and other general corporate purposes.

If we complete the redemption of our Series B Preferred Stock, we intend to seek to repurchase the common stock warrant (the "Warrant") that we issued to the U.S. Treasury as part of our participation in the CPP at a price that would need to be negotiated with the U.S. Treasury. We may determine not to repurchase the Warrant, however, or we may be unable to do so, and the U.S. Treasury could instead exercise the Warrant in the event the market price of our common stock exceeds the exercise price of the Warrant or sell the Warrant to third parties who could exercise the Warrant or portions thereof in the future.

The Subordinated Indenture and the Trustee

The Debentures will be issued pursuant to the subordinated indenture to be dated as of October     , 2012, between us and U.S. Bank National Association, as trustee, as amended and supplemented by a supplemental indenture to be dated the original issue date of the Debentures.

Material United States Federal IncomeTax Considerations

There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Debentures. Based on, among other things, certain assumptions and certain representations made by us, Vedder Price P.C., our special tax counsel, will render its opinion to the effect that although there are no regulations, rulings or judicial precedents addressing the characterization of securities having terms similar to the Debentures for federal income tax purposes, the Debentures should be treated as indebtedness for U.S. federal income tax purposes. Such opinion is not binding on the Internal Revenue Service ("IRS") or any court and there can be no assurance that the IRS or a court will agree with such opinion. We agree, and by acquiring an interest in a Debenture each beneficial owner of a Debenture agrees, to treat the Debentures as indebtedness for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Risk Factors

You should carefully consider all information set forth and incorporated by reference in this prospectus supplement and the accompanying base prospectus and, in particular, should carefully read the section entitled "Risk Factors" beginning on page S-8 in this prospectus supplement, including the documents incorporated by reference herein or therein, before purchasing any of the Debentures.

Waiver and Termination of Rights under Replacement Capital Covenant

By purchasing the Debentures, each purchaser waives, for itself and any and all successors and assigns, all rights under, and irrevocably authorizes us to terminate, the replacement capital covenant we entered into in connection with the issuance of our 10% junior subordinated debentures due 2068 upon the Debentures becoming "covered debt" under the replacement capital covenant, and no purchaser of Debentures may rely or has relied on any term, condition or covenant contained in the replacement capital covenant in purchasing the Debentures. See "Description of the Debentures—Waiver and Termination of Rights under the Replacement Capital Covenant."

RISK FACTORS

        An investment in the Debentures is subject to various risks that may adversely affect the value of the Debentures. Before making an investment decision, you should carefully consider the risks described below together with the risks described in our Annual Report on Form 10-K for the year ended December 31, 2011, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, in particular under the caption "Risk Factors" in each report, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently deem insignificant or remote also may adversely affect our business, financial condition and results of operations, perhaps materially.

Risks Related to the Debentures and this Offering

Our obligations under the Debentures will be subordinated.

        Our obligations under the Debentures will be unsecured and will rank junior in priority of payment to any and all outstanding "senior debt" (as defined in the subordinated indenture). This means that we may not be permitted to make any payments of principal or interest on the Debentures if we default on a payment obligation under any senior debt. For more information on the subordination provisions and the definition of "senior debt," see "Description of the Debentures—Ranking" in this prospectus supplement.

        In addition, the Debentures will be effectively subordinated to all of the existing and future indebtedness and other liabilities of our current and future subsidiaries, including our principal subsidiary, the Bank. At September 30, 2012, the Bank and our other subsidiaries had outstanding $135 million of indebtedness and total indebtedness, deposits and other liabilities of $11.7 billion. See "Risk Factors—The Debentures will be the obligations of PrivateBancorp and not obligations of the Bank or any of our other subsidiaries, and will be structurally subordinated to the debt of the Bank" below.

        Due to the subordination of the Debentures described in "Description of the Debentures—Ranking," in the event of our insolvency, funds that we would otherwise use to pay to the holders of the Debentures would be used to pay the holders of any senior debt outstanding at that time to the extent necessary to pay such senior debt in full. In addition, the holders of any senior debt could restrict or prohibit us from making payments on the Debentures.

Over the term of the Debentures, we may need to rely primarily on the receipt of dividends and other distributions from the Bank for payments of principal and interest on the Debentures.

        PrivateBancorp is a bank holding company that conducts substantially all of its operations through the Bank. For the foreseeable future, our ability to make payments of the principal of and interest on the Debentures will be highly dependent upon the cash position of PrivateBancorp at the holding-company level, and during the term of the Debentures, we may need to rely on the receipt of dividends and other distributions from the Bank for our holding-company liquidity needs. Our ability to receive dividends or other distributions from the Bank as a source of funds, however, is contingent on a number of factors including the Bank's ability to meet applicable regulatory capital requirements, the strength of the Bank's balance sheet, the Bank's profitability and earnings and the Bank's ability to satisfy its obligations and support any projected growth, and is subject to various state banking regulations that limit the amount of dividends that may be paid. See "Regulatory Considerations" in this prospectus supplement.

        No dividends were paid by the Bank to PrivateBancorp during 2009, 2010 or 2011. As of September 30, 2012, the Bank had the capacity under applicable banking regulations to pay aggregate dividends of $235.2 million to PrivateBancorp. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

The Debentures will be the obligations of PrivateBancorp and not obligations of the Bank or any of our other subsidiaries, and will be structurally subordinated to the debt and other liabilities of the Bank.

        The Debentures will be obligations exclusively of PrivateBancorp and will not be obligations of or guaranteed by the Bank or any of our other subsidiaries. As a result, the Debentures will be structurally subordinated to all debt and other liabilities of our current and future subsidiaries, including the Bank, which means that creditors of our subsidiaries will be paid from their assets before holders of the Debentures would have any claims to those assets. At September 30, 2012, the Bank and our other subsidiaries had outstanding indebtedness, total deposits and other liabilities of $11.7 billion, excluding intercompany liabilities, all of which ranks structurally senior to the Debentures. The Bank may incur additional debt and liabilities in the future, all of which would rank structurally senior to the Debentures.

The Debentures are not insured or guaranteed by the Federal Deposit Insurance Corporation.

        The Debentures will not be savings accounts, deposits or other obligations of the Bank and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The Debentures do not restrict our ability to incur additional debt, to repurchase our securities or to take other actions that could negatively impact holders of the Debentures, and the indenture governing the Debentures does not contain any financial covenants.

        We are not restricted by the terms of the indenture governing the Debentures from incurring additional debt at the holding-company level, including secured or unsecured debt, that ranks senior or equal to the Debentures, or from repurchasing our securities. In addition, the indenture governing the Debentures does not contain any financial covenants that would require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Debentures could have the effect of diminishing our ability to make payments on the Debentures when due.

We may redeem the Debentures, at our option, on or after October 30, 2017.

        We may redeem the Debentures, at our option, in whole at any time or in part from time to time on or after October 30, 2017, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption. If the Debentures are redeemed at a price that is different than your initial purchase price, the redemption will generally be a taxable event to you that could result in gain or loss for federal income tax purposes. See "Description of the Debentures—Optional Redemption." In the event we choose to redeem the Debentures, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate equal to or higher than the interest rate on the Debentures. Our redemption right also may adversely impact your ability to sell your Debentures as the optional redemption period approaches.

Holders of Debentures will have limited rights if there is an event of default.

        Payment of principal on the Debentures may be accelerated only in the case of certain events of bankruptcy or insolvency or reorganization involving PrivateBancorp or receivership of the Bank. There is no automatic acceleration or right of acceleration in the case of default in the payment of principal or interest on the Debentures or in the performance of any of our other obligations under the Debentures.

An active trading market for the Debentures may not develop, and any such market for the Debentures may be illiquid.

        The Debentures will be a new issue of securities with no established trading market. We intend to apply to list the Debentures on the NYSE under the symbol "PVTD." If the application is approved for listing, we expect trading on the NYSE to begin within 30 days of the original issue date of the Debentures. However, listing the Debentures on the NYSE does not guarantee that a trading market will develop or, if a trading market does develop, that it will provide the depth or liquidity necessary for holders to sell their Debentures easily or at desired prices. In addition, the market price and liquidity of the Debentures may be adversely affected by changes in the overall market for subordinated debentures or in our financial performance as well as changes to our prospects or the prospects of financial institutions generally. As a result, we cannot assure you that an active market for the Debentures will develop or be sustained, that holders of the Debentures will be able to sell their Debentures or that holders of the Debentures will be able to sell their Debentures at favorable prices.

If a trading market does develop, general market conditions and unpredictable factors could adversely affect market prices for the Debentures.

        If a trading market does develop, there can be no assurance about the market prices for the Debentures. Several factors, many of which are beyond our control, will influence the market price of the Debentures. Factors that might influence the market price of the Debentures include, but are not limited to:

  •
  whether interest payments have been made and are likely to be made on the Debentures from time to time;

  •
  our creditworthiness and financial condition;

  •
  our operating results, including how those results vary from the expectations of management, securities analysts and investors;

  •
  developments in our business or operations or in the financial sector generally;

  •
  proposed or adopted regulatory changes or legislative actions or inaction involving or affecting the banking industry generally or our business and operations specifically;

  •
  the operating performance of companies that investors consider to be comparable to us, and the market for similar securities;

  •
  announcements of strategic developments, acquisitions and other material events by us or our competitors;

  •
  changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

  •
  changes in global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

        If you purchase Debentures, the Debentures may subsequently trade at a discount to the price that you paid for them.

There can be no assurance as to when or if the Series B Preferred Stock can be redeemed.

        While we intend to use the net proceeds received from this offering, together with net proceeds from the offering of common stock described under "Summary Information—Recent Developments" and other available funds, to fund the redemption of the Series B Preferred Stock, our redemption of the Series B Preferred Stock remains subject to approval by the Federal Reserve. Until the Series B Preferred Stock is redeemed, we will continue to be subject to the terms and conditions set forth in our agreements with the U.S. Treasury and the Series B Preferred Stock certificate of designations. Although the common stock offering has priced, the closing of the offering remains subject to the satisfaction of customary closing conditions provided for under the common stock underwriting agreement. Accordingly, to the extent the common stock offering is not consummated, or we receive less net proceeds from this offering and the common stock offering than anticipated, we may not be able to fully redeem the Series B Preferred Stock.

If we are not permitted to redeem the Series B Preferred Stock, we will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

        If we are not permitted to redeem the Series B Preferred Stock, we will retain broad discretion to allocate the net proceeds of this offering for working capital and general corporate purposes, which may include, without limitation, providing capital to the Bank to meet new capital requirements or support our growth, purchasing investment securities, payment of dividends, reducing or refinancing existing debt or trust preferred securities in connection with our capital management plans or possible acquisitions of banks, bank branches or other businesses to further our strategic plans. Accordingly, we will retain broad discretion to allocate the net proceeds of this offering if we are not permitted to redeem the Series B Preferred Stock. We have not designated the amount of net proceeds we may use for any of these particular purposes, and our use of the proceeds may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted.

There can be no assurance that the Debentures will be treated as indebtedness for U.S. federal income tax purposes.

        There are no regulations, rulings or judicial precedents addressing the characterization as debt or equity of securities having terms substantially similar to the Debentures for U.S. federal income tax purposes. We intend to take the position that the Debentures should be treated as indebtedness for U.S. federal income tax purposes. The Internal Revenue Service (the "IRS") could challenge this position. If the IRS were to successfully challenge the classification of the Debentures as indebtedness, interest payments on the Debentures would be treated for U.S. federal income tax purposes as dividends to the extent of our current or accumulated earnings and profits. In the case of non-U.S. holders, interest payments treated as dividends would be subject to withholding of U.S. federal income tax, except to the extent provided by an applicable income tax treaty.

 RECENT DEVELOPMENTS

        The following is a summary of certain unaudited financial information for the Company as of and for the third quarter and nine-months ended September 30, 2012.

        On October 10, 2012, we reported net income available to common shareholders of $19.6 million, or $0.27 per diluted share, for the third quarter 2012, compared to $10.0 million, or $0.14 per diluted share, for the third quarter 2011, and $14.1 million, or $0.19 per diluted share, for the second quarter 2012. For the nine months ended September 30, 2012, the Company had net income available to common shareholders of $44.5 million, or $0.61 per diluted share, compared to $23.1 million, or $0.32 per diluted share, for the nine months ended September 30, 2011.

Operating Performance

        Net revenue was $134.0 million in the third quarter 2012, an increase of 4 percent compared to $129.4 million in the third quarter 2011, and up slightly as compared to $132.3 million in the second quarter 2012. Operating profit was $52.2 million in the third quarter 2012, compared to $54.4 million in the same period prior year and $48.4 million in the prior quarter. The third quarter 2011 results included $4.4 million of net securities gains compared to a net loss of $211,000 for third quarter 2012. As compared to the second quarter of 2012, operating profit increased 8 percent, largely as a result of lower net foreclosed property expenses and an increase in fee income.

        Net interest income was $105.4 million for the third quarter 2012, an increase of 4 percent from $101.1 million for the third quarter 2011, and flat as compared to second quarter 2012. Average loan balances increased $840.6 million as compared to the same period prior year, and $136.5 million as compared to the prior quarter. Incremental interest income generated from higher loan balances during the quarter was offset by the decline in yields on the loan and investment portfolios. Competitive pricing pressures, change in mix and the low interest rate environment have led to lower yields on the loan and investment portfolios, while the Company's cost of funds has remained relatively flat. Yield trends are likely to continue to pressure net interest margin given the current operating environment.

        Net interest margin was 3.35 percent for the third quarter 2012, down from 3.49 percent in the third quarter 2011 and 3.46 percent in the second quarter 2012. Higher federal funds sold balances during the third quarter 2012, primarily due to increased client deposit flows, reduced net interest margin by 5 basis points as these balances generated only minimal interest income. Lower securities investment yields and lower loan yields reduced net interest margin by 6 basis points from the previous quarter.

        Non-interest income was $27.8 million in the third quarter 2012, flat compared to the third quarter 2011, and an increase of 6 percent compared to the second quarter 2012. The third quarter 2011 non-interest income included $4.4 million of net securities gains compared to a net loss of $211,000 for third quarter 2012. Growth in mortgage banking, syndication and treasury management fees in the third quarter 2012 contributed to increased non-interest income. Syndication fees, a component of loan and credit related fees, totaled $2.7 million in the third quarter 2012, compared to $908,000 for the third quarter 2011, and $2.0 million for second quarter 2012. Like capital markets revenue, syndication fees tend to fluctuate from quarter to quarter depending on client needs, market conditions and loan origination trends. Capital markets revenue was $5.8 million in the third quarter 2012, compared to $5.5 million in the same period prior year and $6.0 million in the second quarter 2012. Third quarter 2012 capital markets revenue included a $5,000 positive credit valuation adjustment. The third quarter 2011 results included a negative credit valuation adjustment of $1.2 million and the second quarter 2012 results included a negative credit valuation adjustment of $830,000.

Expenses

        Non-interest expense was $81.7 million for the third quarter 2012, compared to $75.0 million for the third quarter 2011 and $83.9 million for the second quarter 2012. The increase in non-interest expense, as compared to the same period prior year, is primarily attributable to higher salaries and employee benefits expense, primarily due to higher costs associated with share-based compensation programs and performance-based incentives. For the third quarter 2012, the 3 percent decline in non-interest expense from the previous quarter is primarily due to lower net foreclosed property expense resulting from lower valuation adjustments, which totaled $6.2 million in the third quarter 2012 compared to $9.2 million in the second quarter 2012. The increase in salaries and employee benefits expense as compared to second quarter 2012 is largely a result of an increase in the Company's accrual for performance-based compensation.

        The effective tax rate for the quarter was 39.3 percent, down from 43.0 percent in the second quarter 2012 primarily due to increased tax benefits associated with stock-based compensation. For the first nine months of 2012, the effective tax rate was 40.8 percent. The Company estimates an effective tax rate for the full year 2012 ranging from 41 to 42 percent.

Credit Quality

        The Company's asset quality continued to improve during the third quarter 2012. Non-performing assets declined to $277.7 million at September 30, 2012, down 34 percent from $421.1 million at September 30, 2011, and down 13 percent from $319.2 million at June 30, 2012. Non-performing assets to total assets were 2.09 percent at September 30, 2012, compared to 3.50 percent a year ago and 2.47 percent at June 30, 2012. Non-performing loans were $179.9 million at the end of the third quarter 2012, a 41 percent decline from $304.7 million a year ago, and a 14 percent decline from $209.3 million at the end of the second quarter 2012. During the third quarter 2012, non-performing loan inflows were $38.9 million, including $15.5 million of restructured loans accruing interest, down considerably from $57.7 million in the prior quarter. Special mention and potential problem loans declined 56 percent from the third quarter 2011, and 20 percent from the second quarter 2012. The Company expects problem assets will continue to trend lower for the fourth quarter 2012.

        During the third quarter 2012, the Company disposed of $45 million of problem assets, with an incremental charge of less than 1 percent based on the carrying value net of specific reserves at the time of disposition.

        The reduction of the allowance for loan losses reflects the overall improvement in asset quality, the reduced requirement for specific reserves and lower charge-offs. At September 30, 2012, the allowance for loan losses was $166.9 million, or 1.73 percent of total loans, compared to $200.0 million, or 2.31 percent of total loans, at September 30, 2011, and $174.3 million, or 1.85 percent of total loans at June 30, 2012. As a percentage of non-performing loans, the allowance for loan losses was 93 percent at the end of the third quarter 2012, compared to 66 percent a year ago, and 83 percent at the end of the second quarter 2012.

        Charge-offs declined to $23.1 million for the third quarter 2012, from $42.0 million for the same period prior year and $33.9 million for the prior quarter. The third quarter 2012 provision for loan losses, excluding covered loan provision, was $13.2 million, down from $32.3 million for the same period prior year and $17.4 million for the prior quarter.

        Credit quality results exclude covered assets acquired through an FDIC-assisted transaction that are subject to a loss-sharing agreement.

Balance Sheet

        Total assets were $13.3 billion at September 30, 2012, up from $12.9 billion at June 30, 2012, and total loans were $9.6 billion at September 30, 2012, compared to $9.4 billion at June 30, 2012. The

2 percent growth in total loans this quarter was primarily from commercial and industrial loans. The Company funded $325.9 million in loans to new relationships during the third quarter 2012.

        Total deposits were $11.4 billion at September 30, 2012, up from $10.7 billion at June 30, 2012. Non interest-bearing deposits comprised 29 percent of total deposits at September 30, 2012, up 2 percentage points as compared to total deposits at June 30, 2012. The increase in deposits during the third quarter 2012 reflects a focused initiative to organically grow deposits. The deposit balances of the Company's commercial clients may fluctuate depending on their cash management and liquidity needs.

        The Company's investment securities portfolio was $2.4 billion at September 30, 2012, flat as compared to the end of the prior quarter. The securities portfolio is primarily comprised of U.S. government agency backed mortgage pools, agency collateralized mortgage obligations, and investment grade municipal bonds.

Capital

        As of September 30, 2012, the Company's total risk-based capital ratio was 13.90 percent, the Tier 1 risk-based capital ratio was 12.24 percent and the leverage ratio was 11.15 percent. Tier 1 common capital ratio was 8.12 percent and tangible common equity ratio was 7.70 percent at the end of the third quarter 2012.

 Consolidated Income Statements
(Amounts in thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	unaudited	unaudited	unaudited	unaudited
Interest Income
Loans, including fees	$106,358	$102,174	$315,039	$310,212
Federal funds sold and other short-term investments	248	231	513	966
Securities:
Taxable	14,033	15,196	44,267	46,154
Exempt from Federal income taxes	1,389	1,293	4,025	4,166

Total interest income	122,028	118,894	363,844	361,498
Interest Expense
Interest-bearing demand deposits	958	625	2,393	1,854
Savings deposits and money market accounts	4,206	5,356	13,073	18,100
Brokered and time deposits	5,860	5,895	16,271	19,115
Short-term borrowings	101	466	366	1,859
Long-term debt	5,495	5,463	16,611	16,425

Total interest expense	16,620	17,805	48,714	57,353

Net interest income	105,408	101,089	315,130	304,145
Provision for loan and covered loan losses	13,509	32,615	58,248	101,286

Net interest income after provision for loan and covered loan losses	91,899	68,474	256,882	202,859

Non-interest Income
Trust and Investments	4,254	4,452	12,785	13,834
Mortgage banking	3,685	1,565	9,263	3,671
Capital markets products	5,832	5,510	19,214	13,870
Treasury management	5,490	4,590	15,904	13,368
Loan and credit-related fees	7,479	5,413	20,378	16,601
Deposit service charges and fees and other income	1,308	1,735	4,439	6,103
Net securities (losses) gains	(211)	4,370	(396)	5,407

Total non-interest income	27,837	27,635	81,587	72,854

Non-interest Expense
Salaries and employee benefits	44,820	38,841	129,695	116,034
Net occupancy expense	7,477	7,515	22,809	22,592
Technology and related costs	3,432	2,856	10,001	8,246
Marketing	2,645	2,218	7,863	6,661
Professional services	2,151	2,434	6,355	7,080
Outsourced servicing costs	1,802	1,918	5,605	5,924
Net foreclosed property expenses	8,596	7,129	28,725	20,920
Postage, telephone, and delivery	837	944	2,588	2,763
Insurance	3,352	5,393	11,896	17,825
Loan and collection expense	3,329	2,931	9,404	9,731
Other expenses	3,289	2,855	10,876	8,271

Total non-interest expense	81,730	75,034	245,817	226,047

Income before income taxes	38,006	21,075	92,652	49,666
Income tax provision	14,952	7,593	37,839	16,192

Net income	23,054	13,482	54,813	33,474
Net income attributable to noncontrolling interests	—	33	—	163

Net income attributable to controlling interests	23,054	13,449	54,813	33,311
Preferred stock dividends and discount accretion	3,447	3,426	10,325	10,260

Net income available to common stockholders	$19,607	$10,023	$44,488	$23,051

Per Common Share Data
Basic earnings per share	$0.27	$0.14	$0.62	$0.32
Diluted earnings per share	$0.27	$0.14	$0.61	$0.32
Cash dividends declared	$0.01	$0.01	$0.03	$0.03
Weighted-average common shares outstanding	71,010	70,479	70,915	70,418
Weighted-average diluted common shares outstanding	71,274	70,621	71,110	70,682

Note: Certain reclassifications have been made to prior period financial statements to place them on a basis comparable with the current period financial statements.

 Quarterly Consolidated Income Statements
Unaudited
(Amounts in thousands except per share data)

	3Q12	2Q12	1Q12	4Q11	3Q11
Interest Income
Loans, including fees	$106,358	$105,142	$103,539	$102,897	$102,174
Federal funds sold and other short-term investments	248	133	132	215	231
Securities:
Taxable	14,033	14,854	15,380	15,263	15,196
Exempt from Federal income taxes	1,389	1,336	1,300	1,273	1,293

Total interest income	122,028	121,465	120,351	119,648	118,894
Interest Expense
Interest-bearing demand deposits	958	799	636	585	625
Savings deposits and money market accounts	4,206	4,265	4,602	4,857	5,356
Brokered and time deposits	5,860	5,394	5,017	5,561	5,895
Short-term borrowings	101	123	142	152	466
Long-term debt	5,495	5,538	5,578	5,511	5,463

Total interest expense	16,620	16,119	15,975	16,666	17,805

Net interest income	105,408	105,346	104,376	102,982	101,089
Provision for loan and covered loan losses	13,509	17,038	27,701	31,611	32,615

Net interest income after provision for loan and covered loan losses	91,899	88,308	76,675	71,371	68,474

Non-interest Income
Trust and Investments	4,254	4,312	4,219	3,992	4,452
Mortgage banking	3,685	2,915	2,663	3,032	1,565
Capital markets products	5,832	6,033	7,349	5,471	5,510
Treasury management	5,490	5,260	5,154	4,813	4,590
Loan and credit-related fees	7,479	6,372	6,527	5,606	5,413
Deposit service charges and fees and other income	1,308	1,644	1,487	2,115	1,735
Net securities (losses) gains	(211)	(290)	105	364	4,370

Total non-interest income	27,837	26,246	27,504	25,393	27,635

Non-interest Expense
Salaries and employee benefits	44,820	42,177	42,698	40,729	38,841
Net occupancy expense	7,477	7,653	7,679	7,394	7,515
Technology and related costs	3,432	3,273	3,296	3,142	2,856
Marketing	2,645	3,058	2,160	2,250	2,218
Professional services	2,151	2,247	1,957	2,126	2,434
Outsourced servicing costs	1,802	2,093	1,710	2,077	1,918
Net foreclosed property expenses	8,596	11,894	8,235	6,862	7,129
Postage, telephone, and delivery	837	882	869	953	944
Insurance	3,352	4,239	4,305	3,462	5,393
Loan and collection expense	3,329	2,918	3,157	3,840	2,931
Other expenses	3,289	3,424	4,163	3,395	2,855

Total non-interest expense	81,730	83,858	80,229	76,230	75,034

Income before income taxes	38,006	30,696	23,950	20,534	21,075
Income tax provision	14,952	13,192	9,695	9,468	7,593

Net income	23,054	17,504	14,255	11,066	13,482
Net income attributable to noncontrolling interests	—	—	—	7	33

Net income attributable to controlling interests	23,054	17,504	14,255	11,059	13,449
Preferred stock dividends and discount accretion	3,447	3,442	3,436	3,430	3,426

Net income available to common stockholders	$19,607	$14,062	$10,819	$7,629	$10,023

Per Common Share Data
Basic earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Diluted earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Cash dividends declared	$0.01	$0.01	$0.01	$0.01	$0.01
Weighted-average common shares outstanding	71,010	70,956	70,780	70,540	70,479
Weighted-average diluted common shares outstanding	71,274	71,147	70,932	70,713	70,621

 Consolidated Balance Sheets
(Dollars in thousands)

	09/30/12	06/30/12	03/31/12	12/31/11	09/30/11
	unaudited	unaudited	unaudited	audited	unaudited
Assets
Cash and due from banks	$143,573	$141,563	$166,062	$156,131	$171,268
Fed funds sold and other short-term investments	470,984	315,378	193,571	205,610	248,559
Loans held for sale	49,209	35,342	29,185	32,049	24,126
Securities available-for-sale, at fair value	1,550,516	1,625,649	1,705,649	1,783,465	1,872,587
Securities held-to-maturity, at amortized cost	784,930	693,277	598,066	490,143	273,200
Non-marketable equity investments	48,977	47,702	43,882	43,604	43,894
Loans—excluding covered assets, net of unearned fees	9,625,421	9,436,235	9,222,253	9,008,561	8,674,955
Allowance for loan losses	(166,859)	(174,302)	(183,844)	(191,594)	(200,041)

Loans, net of allowance for loan losses and unearned fees	9,458,562	9,261,933	9,038,409	8,816,967	8,474,914

Covered assets	208,979	244,782	276,534	306,807	318,973
Allowance for covered loan losses	(21,500)	(21,733)	(26,323)	(25,939)	(16,689)

Covered assets, net of allowance for covered loan losses	187,479	223,049	250,211	280,868	302,284

Other real estate owned, excluding covered assets	97,833	109,836	123,498	125,729	116,364
Premises, furniture, and equipment, net	40,526	38,177	37,462	38,633	39,069
Accrued interest receivable	36,892	37,089	36,033	35,732	32,686
Investment in bank owned life insurance	52,134	51,751	51,356	50,966	50,565
Goodwill	94,534	94,546	94,559	94,571	94,584
Other intangible assets	13,500	14,152	14,683	15,353	15,715
Capital markets derivative assets	104,697	102,613	97,805	101,676	111,248
Other assets	144,208	150,119	142,733	145,373	148,798

Total assets	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861

Liabilities
Demand deposits:
Noninterest-bearing	$3,295,568	$2,920,182	$3,054,536	$3,244,307	$2,832,481
Interest-bearing	893,194	785,879	714,522	595,238	611,293
Savings deposits and money market accounts	4,381,595	4,146,022	4,347,832	4,378,220	4,392,697
Brokered deposits	1,290,796	1,484,435	961,481	815,951	902,002
Time deposits	1,498,287	1,398,012	1,344,341	1,359,138	1,370,190

Total deposits	11,359,440	10,734,530	10,422,712	10,392,854	10,108,663
Short-term borrowings	5,000	335,000	355,000	156,000	59,154
Long-term debt	374,793	374,793	379,793	379,793	379,793
Accrued interest payable	5,287	5,855	5,425	5,567	5,841
Capital markets derivative liabilities	108,094	105,773	100,109	104,140	113,968
Other liabilities	62,500	52,071	47,971	81,764	66,266

Total liabilities	11,915,114	11,608,022	11,311,010	11,120,118	10,733,685

Equity
Preferred stock—Series B	241,585	241,185	240,791	240,403	240,020
Common stock	71,884	71,843	71,611	71,483	71,220
Treasury stock	(22,736)	(22,639)	(21,749)	(21,454)	(20,680)
Additional paid-in capital	983,739	978,510	973,417	968,787	965,640
Retained earnings/(accumulated deficit)	33,150	14,268	932	(9,164)	(16,075)
Accumulated other comprehensive income, net of tax	55,818	50,987	47,152	46,697	46,051

Total stockholders' equity	1,363,440	1,334,154	1,312,154	1,296,752	1,286,176

Noncontrolling interests	—	—	—	—	—

Total equity	1,363,440	1,334,154	1,312,154	1,296,752	1,286,176

Total liabilities and equity	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861

 Selected Financial Data
Unaudited
(Amounts in thousands except per share data)

3Q12	2Q12	1Q12	4Q11	3Q11
Selected Statement of Income Data:
Net interest income	$105,408	$105,346	$104,376	$102,982	$101,089
Net revenue(1)(2)	$133,974	$132,291	$132,560	$129,046	$129,404
Operating profit(1)(2)	$52,244	$48,433	$52,331	$52,816	$54,370
Provision for loan and covered loan losses	$13,509	$17,038	$27,701	$31,611	$32,615
Income before taxes	$38,006	$30,696	$23,950	$20,534	$21,075
Net income available to common stockholders	$19,607	$14,062	$10,819	$7,629	$10,023
Per Common Share Data:
Basic earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Diluted earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Dividends declared	$0.01	$0.01	$0.01	$0.01	$0.01
Book value (period end)(1)	$15.49	$15.09	$14.79	$14.72	$14.57
Tangible book value (period end)(1)(2)	$14.00	$13.59	$13.29	$13.19	$13.04
Market value (close)	$15.99	$14.76	$15.17	$10.98	$7.52
Book value multiple	1.03	x	0.98	x	1.03	x	0.75	x	0.52	x
Share Data:
Weighted-average common shares outstanding	71,010	70,956	70,780	70,540	70,479
Weighted-average diluted common shares outstanding	71,274	71,147	70,932	70,713	70,621
Common shares issued (at period end)	73,291	73,273	73,205	72,514	72,491
Common shares outstanding (at period end)	72,436	72,424	72,415	71,745	71,789
Performance Ratios:
Return on average assets	0.70%	0.55%	0.46%	0.36%	0.44%
Return on average common equity	7.00%	5.18%	4.05%	2.86%	3.80%
Net interest margin(1)(2)	3.35%	3.46%	3.53%	3.48%	3.49%
Fee revenue as a percent of total revenue(1)	21.02%	20.12%	20.79%	19.55%	18.71%
Non-interest income to average assets	0.85%	0.83%	0.89%	0.82%	0.91%
Non-interest expense to average assets	2.49%	2.64%	2.59%	2.45%	2.46%
Net overhead ratio(1)	1.64%	1.81%	1.70%	1.64%	1.56%
Efficiency ratio(1)(2)	61.00%	63.39%	60.52%	59.07%	57.98%
Selected Information:
Assets under management and administration (AUMA)(1)	$5,007,235	$4,738,973	$4,879,947	$4,303,547	$4,161,614
Custody assets included in AUMA	$2,192,530	$2,073,777	$2,060,455	$1,599,528	$1,525,001
Credit valuation adjustment on capital markets derivatives(1)	$5	$(830)	$19	$244	$(1,207)
Balance Sheet Ratios:
Loans to deposits (period end)(3)	84.73%	87.91%	88.48%	86.68%	85.82%
Average interest-earning assets to average interest-bearing liabilities	147.76%	146.44%	149.68%	150.70%	145.30%
Capital Ratios (period end):
Total risk-based capital(1)(2)	13.90%	14.12%	14.20%	14.28%	14.82%
Tier 1 risk-based capital(1)(2)	12.24%	12.25%	12.31%	12.38%	12.89%
Leverage(1)(2)	11.15%	11.20%	11.35%	11.33%	11.48%
Tier 1 common capital(1)(2)	8.12%	8.05%	8.04%	8.04%	8.34%
Tangible common equity to tangible assets(1)(2)	7.70%	7.67%	7.69%	7.69%	7.86%
Total equity to total assets	10.27%	10.31%	10.39%	10.44%	10.70%

(1)
Refer to Glossary of Terms for definition.

(2)
This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation from non-U.S. GAAP to U.S. GAAP.

(3)
Excludes covered assets. Refer to Glossary of Terms for definition.

 Loan Composition (excluding covered assets(1))
(Dollars in thousands)

	09/30/12	% of Total	06/30/12	% of Total	03/31/12	% of Total	12/31/11	% of Total	09/30/11	% of Total
	unaudited		unaudited		unaudited		audited		unaudited
Commercial and industrial	$4,666,375	48%	$4,523,780	48%	$4,325,558	47%	$4,192,842	46%	$3,959,153	45%
Commercial—owner-occupied CRE	1,437,935	15%	1,384,831	15%	1,175,729	13%	1,130,932	13%	1,070,340	12%

Total commercial	6,104,310	63%	5,908,611	63%	5,501,287	60%	5,323,774	59%	5,029,493	57%

Commercial real estate	2,069,423	21%	2,124,492	23%	2,378,640	26%	2,233,851	25%	2,156,621	25%
Commercial real estate—multi-family	544,775	6%	499,250	5%	493,218	5%	452,595	5%	445,908	5%

Total commercial real estate	2,614,198	27%	2,623,742	28%	2,871,858	31%	2,686,446	30%	2,602,529	30%

Construction	162,724	2%	171,014	2%	127,837	1%	287,002	3%	315,858	4%
Residential real estate	360,094	4%	330,254	3%	308,880	3%	297,229	3%	307,705	4%
Home equity	170,068	2%	174,131	2%	175,972	2%	181,158	2%	186,914	2%
Personal	214,027	2%	228,483	2%	236,419	3%	232,952	3%	232,456	3%

Total loans	$9,625,421	100%	$9,436,235	100%	$9,222,253	100%	$9,008,561	100%	$8,674,955	100%

(1)
Refer to Glossary of Terms for definition.

 Loan Composition (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Commercial Loans Composition by Industry Segment
(Classified pursuant to the North American Industrial Classification System standard industry descriptions and represents our client's primary business activity)

	09/30/12		06/30/12		12/31/11
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Manufacturing	$1,361,831	22%	$1,347,763	23%	$1,257,973	24%
Healthcare	1,346,520	22%	1,290,219	22%	1,218,205	23%
Wholesale trade	641,077	10%	588,666	10%	482,386	9%
Finance and insurance	489,261	8%	492,367	8%	454,830	8%
Real estate, rental and leasing	349,763	6%	333,393	6%	342,860	6%
Professional, scientific and technical services	408,461	7%	410,156	7%	350,677	7%
Administrative, support, waste management and remediation services	411,977	7%	351,447	6%	321,912	6%
Architectural, engineering and construction	262,524	4%	257,529	4%	195,875	4%
All other(2)	832,896	14%	837,071	14%	699,056	13%

Total commercial(3)	$6,104,310	100%	$5,908,611	100%	$5,323,774	100%

Commercial Real Estate and Construction Loans Portfolio by Collateral Type

	09/30/12				06/30/12				12/31/11
	Amount Outstanding	% of Total	Amount Non- performing	% Non- performing(4)	Amount Outstanding	% of Total	Amount Non- performing	% Non- performing(4)	Amount Outstanding	% of Total
Commercial Real Estate Portfolio
Land	$244,306	9%	$19,664	8%	$225,810	9%	$24,792	11%	$230,579	9%
Residential 1-4 family	58,410	2%	12,523	21%	90,554	3%	12,139	13%	105,919	4%
Multi-family	544,775	21%	8,619	2%	499,250	19%	8,752	2%	452,595	17%
Industrial/warehouse	317,593	12%	10,390	3%	310,203	12%	6,886	2%	350,282	13%
Office	564,724	22%	7,056	1%	568,435	22%	20,560	4%	585,183	22%
Retail	424,683	16%	24,467	6%	401,888	15%	37,730	9%	431,200	16%
Healthcare	164,974	6%	—	—	209,934	8%	—	—	144,529	5%
Mixed use/other	294,733	12%	5,338	2%	317,668	12%	8,585	3%	386,159	14%

Total commercial real estate	$2,614,198	100%	$88,057	3%	$2,623,742	100%	$119,444	5%	$2,686,446	100%

Construction Portfolio
Land	$54,534	34%	$—	—	$53,050	31%	$—	—	$23,422	8%
Residential 1-4 family	9,865	6%	—	—	14,785	9%	—	—	21,906	8%
Multi-family	13,362	8%	—	—	11,950	7%	—	—	64,892	23%
Industrial/warehouse	3,194	2%	—	—	4,870	3%	—	—	15,216	5%
Office	34,957	21%	402	1%	39,303	23%	401	1%	43,403	15%
Retail	19,737	12%	—	—	11,736	7%	—	—	61,469	21%
Mixed use/other	27,075	17%	155	1%	35,320	20%	154	*	56,694	20%

Total construction	$162,724	100%	$557	*	$171,014	100%	$555	*	$287,002	100%

(1)
Refer to Glossary of Terms for definition.

(2)
All other consists of numerous smaller balances across a variety of industries.

(3)
Includes loans secured by owner-occupied commercial real estate of $1.4 billion, $1.4 billion and $1.1 billion at September 30, 2012, June 30, 2012 and December 31, 2011, respectively.

(4)
Calculated as nonperforming loans in the respective collateral type divided by total loans of the corresponding collateral type presented above.

*
Less than 1%.

 Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Credit Quality Key Ratios
Net charge-offs (annualized) to average loans	0.87%	1.16%	1.57%	1.72%	1.76%
Nonperforming loans to total loans	1.87%	2.22%	2.53%	2.88%	3.51%
Nonperforming loans to total assets	1.35%	1.62%	1.85%	2.09%	2.54%
Nonperforming assets to total assets	2.09%	2.47%	2.83%	3.11%	3.50%
Allowance for loan losses to:
Total loans	1.73%	1.85%	1.99%	2.13%	2.31%
Nonperforming loans	93%	83%	79%	74%	66%
Nonperforming assets
Loans past due 90 days and accruing	$—	$—	$—	$—	$—
Nonaccrual loans	179,895	209,339	233,222	259,852	304,747
OREO	97,833	109,836	123,498	125,729	116,364

Total nonperforming assets	$277,728	$319,175	$356,720	$385,581	$421,111

Restructured loans accruing interest	$58,431	$97,690	$136,521	$100,909	$106,330
Special mention loans	$104,706	$108,052	$143,790	$204,965	$218,561
Potential problem loans	$112,929	$164,077	$184,029	$177,095	$277,125

Nonperforming Loans Rollforward
Beginning balance	$209,339	$233,222	$259,852	$304,747	$330,448
Additions:
New nonaccrual loans	38,948	57,717	69,581	67,512	68,298
Reductions:
Return to performing status	(236)	(1,953)	(14,291)	(2,072)	(1,608)
Paydowns and payoffs, net of advances	(11,094)	(9,961)	(4,806)	(8,950)	(13,166)
Net sales	(21,351)	(25,954)	(27,479)	(27,178)	(20,432)
Transfer to OREO	(3,250)	(9,968)	(13,513)	(33,695)	(24,373)
Transfer to loans held for sale	(9,200)	—	—	—	—
Charge-offs	(23,261)	(33,764)	(36,122)	(40,512)	(34,420)

Total reductions	(68,392)	(81,600)	(96,211)	(112,407)	(93,999)

Balance at end of period	$179,895	$209,339	$233,222	$259,852	$304,747

OREO Rollforward
Beginning balance	$109,836	$123,498	$125,729	$116,364	$123,997
New foreclosed properties	3,250	9,968	13,513	33,695	24,373
Valuation adjustments	(6,245)	(9,207)	(4,522)	(3,999)	(1,175)
Disposals:
Sales proceeds	(8,041)	(13,517)	(9,078)	(18,085)	(25,921)
Net loss on sale	(967)	(906)	(2,144)	(2,246)	(4,910)

Balance at end of period	$97,833	$109,836	$123,498	$125,729	$116,364

Restructured Loans Accruing Interest Rollforward
Beginning balance	$97,690	$136,521	$100,909	$106,330	$124,614
Additions:
New restructured loans accruing interest	2,001	1,864	47,673	8,803	8,592
Restructured loans returned to accruing status	—	157	—	1,099	1,029
Reductions:
Paydowns and payoffs, net of advances	(3,935)	(14,593)	(4,661)	(3,334)	(20,545)
Transferred to nonperforming loans	(15,464)	(25,688)	(6,665)	(5,735)	(4,716)
Net sales	—	(170)	—	—	(2,260)
Removal of restructured loan status	(21,861)	(401)	(735)	(6,254)	(340)
Charge-offs, net	—	—	—	—	(44)

Balance at end of period	$58,431	$97,690	$136,521	$100,909	$106,330

(1)
Refer to Glossary of Terms for definition.

 Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Credit Quality Indicators(1)

	Special Mention Loans	% of Portfolio Loan Type	Potential Problem Loans	% of Portfolio Loan Type	Non- Performing Loans	% of Portfolio Loan Type	Total Loans
As of September 30, 2012
Transformational(1)
Commercial	$38,369	0.7%	$37,792	0.7%	$52,845	0.9%	$5,669,595
Commercial real estate	33,333	1.9%	1,250	0.1%	40,072	2.3%	1,768,955
Construction	—	—	—	—	—	—	159,696
Residential real estate	—	—	4,323	2.0%	1,439	0.7%	220,066
Home equity	—	—	1,528	2.2%	794	1.1%	69,700
Personal	—	—	49	*	600	0.4%	162,658

Total transformational	$71,702	0.9%	$44,942	0.6%	$95,750	1.2%	$8,050,670
Legacy(1)
Commercial	$17,078	3.9%	$4,950	1.1%	$8,337	1.9%	$434,715
Commercial real estate	13,241	1.6%	45,901	5.4%	47,985	5.7%	845,243
Construction	—	—	—	—	557	18.4%	3,028
Residential real estate	2,371	1.7%	13,018	9.3%	11,063	7.9%	140,028
Home equity	312	0.3%	3,836	3.8%	11,614	11.6%	100,368
Personal	2	*	282	0.5%	4,589	8.9%	51,369

Total legacy	33,004	2.1%	67,987	4.3%	84,145	5.3%	1,574,751

Total	$104,706	1.1%	$112,929	1.2%	$179,895	1.9%	$9,625,421

As of June 30, 2012
Transformational(1)
Commercial	$50,348	0.9%	$54,982	1.0%	$45,464	0.8%	$5,413,098
Commercial real estate	16,724	1.0%	21,921	1.3%	68,843	4.0%	1,721,408
Construction	5,844	3.5%	—	—	—	—	164,639
Residential real estate	351	0.2%	4,653	3.1%	1,250	0.8%	149,150
Home equity	—	—	1,656	2.6%	423	0.7%	64,266
Personal	—	—	51	*	1,010	0.6%	158,378

Total transformational	$73,267	1.0%	$83,263	1.1%	$116,990	1.5%	$7,670,939
Legacy(1)
Commercial	$5,630	1.1%	$7,940	1.6%	$14,377	2.9%	$495,513
Commercial real estate	26,254	2.9%	52,943	5.9%	50,601	5.6%	902,334
Construction	—	—	—	—	555	8.7%	6,375
Residential real estate	2,378	1.3%	14,959	8.3%	9,778	5.4%	181,104
Home equity	516	0.5%	4,200	3.8%	11,640	10.6%	109,865
Personal	7	*	772	1.1%	5,398	7.7%	70,105

Total legacy	34,785	2.0%	80,814	4.6%	92,349	5.2%	1,765,296

Total	$108,052	1.1%	$164,077	1.7%	$209,339	2.2%	$9,436,235

(1)
Refer to Glossary of Terms for definition.

*
Less than 0.1%.

Loan Portfolio Aging (excluding covered assets(1))
Unaudited
(Dollars in thousands)

As of September 30, 2012	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Accruing	Nonaccrual	Total Loans
Loan balances:
Commercial	$6,035,858	$6,141	$1,129	$—	$61,182	$6,104,310
Commercial real estate	2,517,321	5,232	3,588	—	88,057	2,614,198
Construction	162,167	—	—	—	557	162,724
Residential real estate	346,697	240	655	—	12,502	360,094
Personal and home equity	362,857	2,072	1,569	—	17,597	384,095

Total loans	$9,424,900	$13,685	$6,941	$—	$179,895	$9,625,421

Aging as a percent of loan balance:
Commercial	98.88%	0.10%	0.02%	—	1.00%	100.00%
Commercial real estate	96.29%	0.20%	0.14%	—	3.37%	100.00%
Construction	99.66%	—	—	—	0.34%	100.00%
Residential real estate	96.28%	0.07%	0.18%	—	3.47%	100.00%
Personal and home equity	94.47%	0.54%	0.41%	—	4.58%	100.00%

Total loans	97.92%	0.14%	0.07%	—	1.87%	100.00%

	3Q12	2Q12	1Q12	4Q11	3Q11
Nonaccrual loans:
Commercial	$61,182	$59,841	$40,186	$65,958	$61,399
Commercial real estate	88,057	119,444	159,255	133,257	168,078
Construction	557	555	2,781	21,879	29,997
Residential real estate	12,502	11,028	12,069	14,589	18,007
Personal and home equity	17,597	18,471	18,931	24,169	27,266

Total	$179,895	$209,339	$233,222	$259,852	$304,747

Nonaccrual loans as a percent of total loan type:
Commercial	1.00%	1.01%	0.73%	1.24%	1.22%
Commercial real estate	3.37%	4.55%	5.55%	4.96%	6.46%
Construction	0.34%	0.32%	2.18%	7.62%	9.50%
Residential real estate	3.47%	3.34%	3.91%	4.91%	5.85%
Personal and home equity	4.58%	4.59%	4.59%	5.84%	6.50%

Total	1.87%	2.22%	2.53%	2.88%	3.51%

Loan Portfolio Aging (excluding covered assets(1)) (Cont.)
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Loans past due 60-89 days and still accruing:
Commercial	$1,129	$5,064	$3,963	$923	$101
Commercial real estate	3,588	2,543	2,081	9,777	8,801
Construction	—	—	68	2,381	—
Residential real estate	655	21	1,135	645	2,864
Personal and home equity	1,569	1,017	253	809	1,016

Total	$6,941	$8,645	$7,500	$14,535	$12,782

Loans past due 60-89 days and still accruing as a percent of total loan type:
Commercial	0.02%	0.09%	0.07%	0.02%	*
Commercial real estate	0.14%	0.10%	0.07%	0.36%	0.34%
Construction	—	—	0.05%	0.83%	—
Residential real estate	0.18%	0.01%	0.37%	0.22%	0.93%
Personal and home equity	0.41%	0.25%	0.06%	0.20%	0.24%

Total	0.07%	0.09%	0.08%	0.16%	0.15%
Loans past due 30-59 days and still accruing:
Commercial	$6,141	$901	$3,216	$6,018	$3,529
Commercial real estate	5,232	1,314	6,590	3,523	5,884
Construction	—	—	—	—	342
Residential real estate	240	341	4,960	3,800	7
Personal and home equity	2,072	1,983	1,754	446	776

Total	$13,685	$4,539	$16,520	$13,787	$10,538

Loans past due 30-59 days and still accruing as a percent of total loan type:
Commercial	0.10%	0.01%	0.06%	0.11%	0.07%
Commercial real estate	0.20%	0.05%	0.23%	0.13%	0.23%
Construction	—	—	—	—	0.11%
Residential real estate	0.07%	0.10%	1.61%	1.28%	*
Personal and home equity	0.54%	0.49%	0.43%	0.11%	0.19%

Total	0.14%	0.05%	0.18%	0.15%	0.12%

(1)
Refer to Glossary of Terms for definition.

*
Less than 0.01%.

Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Nonaccrual Loans Stratification

	$10.0 Million or More	$5.0 to $9.9 Million	$3.0 to $4.9 Million	$1.5 to $2.9 Million	Under $1.5 Million	Total
As of September 30, 2012
Amount:
Commercial	$45,603	$—	$7,535	$3,107	$4,937	$61,182
Commercial real estate	31,426	12,528	7,371	19,549	17,183	88,057
Construction	—	—	—	—	557	557
Residential real estate	—	—	4,789	—	7,713	12,502
Personal and home equity	—	—	3,848	—	13,749	17,597

Total	$77,029	$12,528	$23,543	$22,656	$44,139	$179,895

Number of borrowers:
Commercial	3	—	2	2	29	36
Commercial real estate	2	2	2	9	35	50
Construction	—	—	—	—	2	2
Residential real estate	—	—	1	—	28	29
Personal and home equity	—	—	1	—	46	47

Total	5	2	6	11	140	164

As of June 30, 2012
Amount:
Commercial	$31,535	$—	$11,407	$8,792	$8,107	$59,841
Commercial real estate	63,709	6,409	6,984	12,220	30,122	119,444
Construction	—	—	—	—	555	555
Residential real estate	—	—	4,789	—	6,239	11,028
Personal and home equity	—	—	3,848	—	14,623	18,471

Total	$95,244	$6,409	$27,028	$21,012	$59,646	$209,339

Number of borrowers:
Commercial	2	—	3	4	30	39
Commercial real estate	4	1	2	5	48	60
Construction	—	—	—	—	2	2
Residential real estate	—	—	1	—	21	22
Personal and home equity	—	—	1	—	43	44

Total	6	1	7	9	144	167

Asset Quality (excluding covered assets(1)) (Cont.)
Unaudited
(Dollars in thousands)

Restructured Loans Accruing Interest Stratification

	$10.0 Million or More	$5.0 to $9.9 Million	$3.0 to $4.9 Million	$1.5 to $2.9 Million	Under $1.5 Million	Total
As of September 30, 2012
Amount:
Commercial	$24,992	$14,700	$—	$—	$4,629	$44,321
Commercial real estate	—	5,136	—	4,169	2,641	11,946
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	670	670
Personal and home equity	—	—	—	—	1,494	1,494

Total	$24,992	$19,836	$—	$4,169	$9,434	$58,431

Number of borrowers:
Commercial	2	2	—	—	5	9
Commercial real estate	—	1	—	2	6	9
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	2	2
Personal and home equity	—	—	—	—	1	1

Total	2	3	—	2	14	21

As of June 30, 2012
Amount:
Commercial	$60,733	$14,190	$—	$2,799	$4,496	$82,218
Commercial real estate	—	5,157	—	4,211	3,609	12,977
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	874	874
Personal and home equity	—	—	—	—	1,621	1,621

Total	$60,733	$19,347	$—	$7,010	$10,600	$97,690

Number of borrowers:
Commercial	4	2	—	1	10	17
Commercial real estate	—	1	—	2	8	11
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	3	3
Personal and home equity	—	—	—	—	2	2

Total	4	3	—	3	23	33

(1)
Refer to Glossary of Terms for definition.

 Foreclosed Real Estate (OREO), excluding covered assets(1)
Unaudited
(Dollars in thousands)

OREO Properties by Type

	September 30, 2012			June 30, 2012			December 31, 2011
	Number of Properties	Amount	% of Total	Number of Properties	Amount	% of Total	Number of Properties	Amount	% of Total
Single-family homes	54	$13,567	14%	58	$17,734	16%	71	$26,866	21%
Land parcels	244	40,443	41%	273	43,367	39%	262	51,465	41%
Multi-family	10	2,028	2%	8	2,026	2%	14	3,327	3%
Office/industrial	42	33,044	34%	45	34,912	32%	44	37,019	29%
Retail	8	8,751	9%	23	11,797	11%	9	7,052	6%

Total	358	$97,833	100%	407	$109,836	100%	400	$125,729	100%

OREO Property Type by Location

	Illinois	Georgia	Michigan	South Eastern(2)	Mid Western(3)	Other	Total
September 30, 2012
Single-family homes	$13,180	$—	$—	$—	$146	$241	$13,567
Land parcels	22,997	2,830	1,757	7,820	5,039	—	40,443
Multi-family	1,835	—	—	—	193	—	2,028
Office/industrial	19,755	598	839	2,852	7,321	1,679	33,044
Retail	7,274	1,477	—	—	—	—	8,751

Total	$65,041	$4,905	$2,596	$10,672	$12,699	$1,920	$97,833

% of Total	66%	5%	3%	11%	13%	2%	100%
June 30, 2012
Single-family homes	$16,431	$—	$—	$—	$1,062	$241	$17,734
Land parcels	24,104	2,996	1,956	8,133	6,178	—	43,367
Multi-family	1,918	—	—	—	108	—	2,026
Office/industrial	18,720	1,058	1,181	3,762	8,140	2,051	34,912
Retail	8,946	2,851	—	—	—	—	11,797

Total	$70,119	$6,905	$3,137	$11,895	$15,488	$2,292	$109,836

% of Total	64%	6%	3%	11%	14%	2%	100%
December 31, 2011
Single family homes	$23,277	$385	$1,718	$—	$608	$878	$26,866
Land parcels	29,370	2,898	3,171	9,568	6,458	—	51,465
Multi-family	3,327	—	—	—	—	—	3,327
Office/industrial	18,430	1,656	548	3,762	9,228	3,395	37,019
Retail	4,501	1,615	936	—	—	—	7,052

Total	$78,905	$6,554	$6,373	$13,330	$16,294	$4,273	$125,729

% of Total	63%	5%	5%	11%	13%	3%	100%

(1)
Refer to Glossary of Terms for definition.

(2)
Represents the southeastern states of Arkansas and Florida.

(3)
Represents the Midwestern states of Kansas, Missouri, Wisconsin, Indiana and Ohio.

 Allowance for Loan Losses (excluding covered assets(1))
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Change in allowance for loan losses:
Balance at beginning of period	$174,302	$183,844	$191,594	$200,041	$206,286
Loans charged-off:
Commercial	(4,062)	(7,769)	(9,549)	(12,991)	(5,039)
Commercial real estate	(16,790)	(17,924)	(25,280)	(24,083)	(29,920)
Construction	64	(828)	(1,245)	(1,526)	(1,419)
Residential real estate	(299)	(1,006)	(1,084)	(1,203)	(234)
Home equity	(1,001)	(4)	(483)	(1,340)	(3,291)
Personal	(1,006)	(6,341)	(2,085)	(290)	(2,083)

Total charge-offs	(23,094)	(33,872)	(39,726)	(41,433)	(41,986)

Recoveries on loans previously charged-off:
Commercial	919	634	1,679	830	2,278
Commercial real estate	544	4,150	1,882	1,410	969
Construction	594	1,664	41	109	29
Residential real estate	7	2	11	10	9
Home equity	117	314	26	300	12
Personal	229	163	702	544	103

Total recoveries	2,410	6,927	4,341	3,203	3,400

Net charge-offs	(20,684)	(26,945)	(35,385)	(38,230)	(38,586)
Provisions charged to operating expense	13,241	17,403	27,635	29,783	32,341

Balance at end of period	$166,859	$174,302	$183,844	$191,594	$200,041

Allocation of allowance for loan losses:
General allocated reserve:
Commercial	$49,115	$47,210	$45,850	$46,500	$45,000
Commercial real estate	54,500	53,700	57,750	56,000	60,000
Construction	2,200	2,635	1,900	7,650	10,450
Residential real estate	5,100	5,200	5,400	5,400	5,800
Home equity	3,980	4,200	4,700	2,750	3,500
Personal	2,800	3,260	3,295	3,350	3,100

Total allocated	117,695	116,205	118,895	121,650	127,850
Specific reserve	49,164	58,097	64,949	69,944	72,191

Total	$166,859	$174,302	$183,844	$191,594	$200,041

Allocation of reserve by a percent of total allowance for loan losses:
General allocated reserve:
Commercial	29%	27%	25%	24%	22%
Commercial real estate	33%	31%	31%	29%	30%
Construction	1%	2%	1%	4%	5%
Residential real estate	3%	3%	3%	3%	3%
Home equity	2%	2%	3%	1%	2%
Personal	2%	2%	2%	2%	2%

Total allocated	70%	67%	65%	63%	64%
Specific reserve	30%	33%	35%	37%	36%

Total	100%	100%	100%	100%	100%

Allowance for loan losses to:
Total loans	1.73%	1.85%	1.99%	2.13%	2.31%
Nonperforming loans	93%	83%	79%	74%	66%

(1)
Refer to Glossary of Terms for definition.

 Deposits
(Dollars in thousands)

	09/30/12	% of Total	06/30/12	% of Total	03/31/12	% of Total	12/31/11	% of Total	09/30/11	% of Total
	unaudited		unaudited		unaudited		audited		unaudited
Noninterest-bearing deposits	$3,295,568	29%	$2,920,182	27%	$3,054,536	29%	$3,244,307	31%	$2,832,481	28%
Interest-bearing demand deposits	893,194	8%	785,879	7%	714,522	7%	595,238	6%	611,293	6%
Savings deposits	245,906	2%	221,816	2%	225,300	2%	210,138	2%	214,610	2%
Money market accounts	4,135,689	37%	3,924,206	37%	4,122,532	40%	4,168,082	40%	4,178,087	41%
Brokered deposits:
Traditional	562,717	5%	667,454	6%	191,023	2%	20,499	*	60,665	1%
Client CDARS(1)	728,079	6%	762,231	7%	695,458	6%	795,452	8%	841,337	8%
Non-client CDARS(1)	—	—	54,750	1%	75,000	1%	—	—	—	—

Total brokered deposits	1,290,796	11%	1,484,435	14%	961,481	9%	815,951	8%	902,002	9%
Time deposits	1,498,287	13%	1,398,012	13%	1,344,341	13%	1,359,138	13%	1,370,190	14%

Total deposits	$11,359,440	100%	$10,734,530	100%	$10,422,712	100%	$10,392,854	100%	$10,108,663	100%

Client deposits(1)	$10,796,723	95%	$10,012,326	93%	$10,156,689	97%	$10,372,355	100%	$10,047,998	99%

(1)
Refer to Glossary of Terms for definition.

*
Less than 1%.

 Net Interest Margin
Unaudited
(Dollars in thousands)

	Three Months Ended September 30,
	2012			2011
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Federal funds sold and other short-term investments	$376,212	$248	0.26%	$373,705	$231	0.24%
Securities:
Taxable	2,119,890	14,033	2.65%	1,935,653	15,196	3.14%
Tax-exempt(2)	188,627	2,118	4.49%	132,716	1,973	5.95%

Total securities	2,308,517	16,151	2.80%	2,068,369	17,169	3.32%

Loans, excluding covered assets:
Commercial	5,951,785	68,711	4.52%	5,079,470	60,936	4.69%
Commercial real estate	2,645,713	26,924	3.98%	2,511,749	26,590	4.14%
Construction	174,044	1,659	3.73%	361,764	3,492	3.78%
Residential	369,694	3,739	4.05%	315,244	3,411	4.33%
Personal and home equity	397,174	3,484	3.49%	429,632	3,879	3.58%

Total loans, excluding covered assets(3)	9,538,410	104,517	4.29%	8,697,859	98,308	4.43%

Total interest-earning assets before covered assets(2)	12,223,139	120,916	3.89%	11,139,933	115,708	4.08%
Covered assets(4)	197,630	1,841	3.66%	306,390	3,866	4.95%

Total interest-earning assets(2)	12,420,769	$122,757	3.88%	11,446,323	$119,574	4.11%

Cash and due from banks	144,442			153,020
Allowance for loan and covered loan losses	(201,136)			(232,501)
Other assets	696,676			718,891

Total assets	$13,060,751			$12,085,733

Liabilities and Equity:
Interest-bearing demand deposits	$895,825	$958	0.43%	$597,741	$625	0.42%
Savings deposits	226,355	163	0.29%	210,191	210	0.40%
Money market accounts	4,014,467	4,043	0.40%	4,183,937	5,146	0.49%
Time deposits	1,450,904	4,108	1.13%	1,335,757	4,087	1.21%
Brokered deposits	1,406,748	1,752	0.50%	1,083,815	1,808	0.66%

Total interest-bearing deposits	7,994,299	11,024	0.55%	7,411,441	11,876	0.64%
Short-term borrowings	36,967	101	1.06%	60,283	466	3.02%
Long-term debt	374,793	5,495	5.82%	405,880	5,463	5.34%

Total interest-bearing liabilities	8,406,059	16,620	0.79%	7,877,604	17,805	0.90%

Noninterest-bearing demand deposits	3,124,473			2,747,760
Other liabilities	173,975			174,937
Equity	1,356,244			1,285,432

Total liabilities and equity	$13,060,751			$12,085,733

Net interest spread(2)(5)			3.09%			3.21%
Effect of noninterest-bearing funds			0.26%			0.28%

Net interest income/margin(2)(5)		$106,137	3.35%		$101,769	3.49%

(1)
Interest income included $6.5 million and $6.4 million in loan fees for the three months ended September 30, 2012 and 2011, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $201.6 million and $329.7 million for the three months ended September 30, 2012 and 2011, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $2.1 million and $3.5 million for the three months ended September 30, 2012 and 2011, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

 Net Interest Margin
Unaudited
(Dollars in thousands)

	Three Months Ended September 30,			Three Months Ended June 30,
	2012			2012
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Federal funds sold and other short-term investments	$376,212	$248	0.26%	$210,756	$133	0.25%
Securities:
Taxable	2,119,890	14,033	2.65%	2,126,446	14,854	2.79%
Tax-exempt(2)	188,627	2,118	4.49%	171,426	2,035	4.75%

Total securities	2,308,517	16,151	2.80%	2,297,872	16,889	2.94%

Loans, excluding covered assets:
Commercial	5,951,785	68,711	4.52%	5,704,843	65,535	4.54%
Commercial real estate	2,645,713	26,924	3.98%	2,778,787	28,586	4.07%
Construction	174,044	1,659	3.73%	152,891	1,536	3.97%
Residential	369,694	3,739	4.05%	347,922	3,630	4.17%
Personal and home equity	397,174	3,484	3.49%	417,427	3,666	3.53%

Total loans, excluding covered assets(3)	9,538,410	104,517	4.29%	9,401,870	102,953	4.34%

Total interest-earning assets before covered assets(2)	12,223,139	120,916	3.89%	11,910,498	119,975	3.99%
Covered assets(4)	197,630	1,841	3.66%	237,781	2,189	3.66%

Total interest-earning assets(2)	12,420,769	$122,757	3.88%	12,148,279	$122,164	3.99%

Cash and due from banks	144,442			148,174
Allowance for loan and covered loan losses	(201,136)			(218,798)
Other assets	696,676			702,533

Total assets	$13,060,751			$12,780,188

Liabilities and Equity:
Interest-bearing demand deposits	$895,825	$958	0.43%	$795,833	$799	0.40%
Savings deposits	226,355	163	0.29%	225,335	161	0.29%
Money market accounts	4,014,467	4,043	0.40%	3,920,627	4,104	0.42%
Time deposits	1,450,904	4,108	1.13%	1,341,312	3,862	1.16%
Brokered deposits	1,406,748	1,752	0.50%	1,382,207	1,532	0.45%

Total interest-bearing deposits	7,994,299	11,024	0.55%	7,665,314	10,458	0.55%
Short-term borrowings	36,967	101	1.06%	250,774	123	0.19%
Long-term debt	374,793	5,495	5.82%	379,463	5,538	5.82%

Total interest-bearing liabilities	8,406,059	16,620	0.79%	8,295,551	16,119	0.78%

Noninterest-bearing demand deposits	3,124,473			2,995,802
Other liabilities	173,975			156,656
Equity	1,356,244			1,332,179

Total liabilities and equity	$13,060,751			$12,780,188

Net interest spread(2)(5)			3.09%			3.21%
Effect of noninterest-bearing funds			0.26%			0.25%

Net interest income/margin(2)(5)		$106,137	3.35%		$106,045	3.46%

(1)
Interest income included $6.5 million and $6.3 million in loan fees for the three months ended September 30, 2012 and June 30, 2012, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $201.6 million and $222.1 million for the three months ended September 30, 2012 and June 30, 2012, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $2.1 million and $2.3 million for the three months ended September 30, 2012 and June 30, 2012, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

 Net Interest Margin
Unaudited
(Dollars in thousands)

	Nine Months Ended September 30,
	2012			2011
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Fed funds sold and other short-term investments	$266,506	$513	0.25%	$507,210	$966	0.25%
Securities:
Taxable	2,114,605	44,267	2.79%	1,832,916	46,154	3.36%
Tax-exempt(2)	170,887	6,134	4.79%	140,471	6,353	6.03%

Total securities	2,285,492	50,401	2.94%	1,973,387	52,507	3.55%

Loans, excluding covered assets:
Commercial	5,700,937	198,156	4.57%	5,066,733	177,349	4.62%
Commercial real estate	2,674,118	83,225	4.09%	2,689,833	84,868	4.16%
Construction	208,777	5,806	3.65%	429,968	12,017	3.69%
Residential	347,036	10,988	4.22%	319,377	10,619	4.43%
Personal and home equity	407,455	10,881	3.57%	445,691	11,967	3.59%

Total loans, excluding covered assets(3)	9,338,323	309,056	4.35%	8,951,602	296,820	4.38%

Total interest-earning assets before covered assets(2)	11,890,321	359,970	3.99%	11,432,199	350,293	4.05%
Covered assets(4)	233,213	5,983	3.39%	330,443	13,392	5.36%

Total interest-earning assets(2)	12,123,534	$365,953	3.98%	11,762,642	$363,685	4.09%

Cash and due from banks	144,614			160,169
Allowance for loan and covered loan losses	(214,619)			(242,659)
Other assets	702,724			681,592

Total assets	$12,756,253			$12,361,744

Liabilities and Equity:
Interest-bearing demand deposits	$782,565	$2,393	0.41%	$583,470	$1,854	0.42%
Savings deposits	223,290	480	0.29%	204,208	618	0.40%
Money market accounts	4,044,872	12,593	0.42%	4,467,903	17,482	0.52%
Time deposits	1,381,779	11,903	1.15%	1,349,224	12,893	1.28%
Brokered deposits	1,200,763	4,368	0.49%	1,317,105	6,222	0.63%

Total interest-bearing deposits	7,633,269	31,737	0.56%	7,921,910	39,069	0.66%
Short-term borrowings	183,778	366	0.26%	81,561	1,859	3.01%
Long-term debt	378,005	16,611	5.79%	409,189	16,425	5.31%

Total interest-bearing liabilities	8,195,052	48,714	0.79%	8,412,660	57,353	0.91%

Noninterest-bearing demand deposits	3,058,559			2,524,607
Other liabilities	167,972			162,697
Equity	1,334,670			1,261,780

Total liabilities and equity	$12,756,253			$12,361,744

Net interest spread(2)(5)			3.19%			3.18%
Effect of non interest-bearing funds			0.25%			0.26%

Net interest income/margin(2)(5)		$317,239	3.44%		$306,332	3.44%

(1)
Interest income included $20.0 million and $17.9 million in loan fees for the nine months ended September 30, 2012 and 2011, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP measure. Refer to Non-U.S. GAAP Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $228.0 million and $356.9 million for the nine months ended September 30, 2012 and 2011, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $7.2 million and $11.3 million for the nine months ended September 30, 2012 and 2011, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

Non-U.S. GAAP Financial Measures

Unaudited

(Amounts in thousands)

        This document contains both financial measures based on accounting principles generally accepted in the United States (U.S. GAAP) and non-U.S. GAAP based financial measures. These non-U.S. GAAP measures include net interest income, net interest margin, net revenue, operating profit and efficiency ratio all on a fully taxable-equivalent basis; Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets, and tangible book value. We believe that presenting these non-U.S. GAAP financial measures will provide information useful to investors in understanding our underlying operational performance, our business, and performance trends and facilitates comparisons with the performance of others in the banking industry.

        We use net interest income on a taxable-equivalent basis in calculating various performance measures by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments assuming a 35% tax rate. Management believes this measure to be the preferred industry measurement of net interest income as it enhances comparability to net interest income arising from taxable and tax-exempt sources, and accordingly believes that providing this measure may be useful for peer comparison purposes.

        In addition to capital ratios defined by banking regulators, we also consider various measures when evaluating capital utilization and adequacy, including Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets, and tangible book value. These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. All of these measures exclude from capital the ending balances of goodwill and other intangibles while certain of these ratios exclude preferred capital components. Because U.S. GAAP does not include capital ratio measures, we believe there are no comparable U.S. GAAP financial measures to these ratios. We believe these non-U.S. GAAP financial measures are relevant because they provide information that is helpful in assessing the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of our capitalization to other companies. However, because there are no standardized definitions for these ratios, our calculations may not be comparable with other companies, and the usefulness of these measures to investors may be limited.

        Non-U.S. GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-U.S. GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation or as a substitute for analyses of results as reported under U.S. GAAP. As a result, we encourage readers to consider our consolidated financial statements in their entirety and not

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands)

to rely on any single financial measure. The following table reconciles Non-U.S. GAAP financial measures to U.S. GAAP:

	Quarters Ended
	3Q12	2Q12	1Q12	4Q11	3Q11
Taxable-equivalent interest income
U.S. GAAP net interest income	$105,408	$105,346	$104,376	$102,982	$101,089
Taxable-equivalent adjustment	729	699	680	671	680

Taxable-equivalent net interest income (a)	$106,137	$106,045	$105,056	$103,653	$101,769

Average Earning Assets (b)	$12,420,769	$12,148,279	$11,796,499	$11,696,741	$11,446,323
Net Interest Margin ((a) annualized) / (b)	3.35%	3.46%	3.53%	3.48%	3.49%
Net Revenue
Taxable-equivalent net interest income (a)	$106,137	$106,045	$105,056	$103,653	$101,769
U.S. GAAP non-interest income	27,837	26,246	27,504	25,393	27,635

Net revenue (c)	$133,974	$132,291	$132,560	$129,046	$129,404

Operating Profit
U.S. GAAP income before income taxes	$38,006	$30,696	$23,950	$20,534	$21,075
Provision for loan and covered loan losses	13,509	17,038	27,701	31,611	32,615
Taxable-equivalent adjustment	729	699	680	671	680

Operating profit	$52,244	$48,433	$52,331	$52,816	$54,370

Efficiency Ratio
U.S. GAAP non-interest expense (d)	$81,730	$83,858	$80,229	$76,230	$75,034
Net revenue (c)	$133,974	$132,291	$132,560	$129,046	$129,404
Efficiency ratio (d)/ (c)	61.00%	63.39%	60.52%	59.07%	57.98%

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands, except per share data)

	Nine Months Ended September 30,
	2012	2011
Taxable-equivalent interest income
U.S. GAAP net interest income	$315,130	$304,145
Taxable-equivalent adjustment	2,109	2,187

Taxable-equivalent net interest income (a)	$317,239	$306,332

Average Earning Assets (b)	$12,123,534	$11,762,642
Net Interest Margin ((a) annualized) / (b)	3.44%	3.44%
Net Revenue
Taxable-equivalent net interest income (a)	$317,239	$306,332
U.S. GAAP non-interest income	81,587	72,854

Net revenue (c)	$398,826	$379,186

Operating Profit
U.S. GAAP income before income taxes	$92,652	$49,666
Provision for loan and covered loan losses	58,248	101,286
Taxable-equivalent adjustment	2,109	2,187

Operating profit	$153,009	$153,139

Efficiency Ratio
U.S. GAAP non-interest expense (d)	$245,817	$226,047
Net revenue (c)	$398,826	$379,186
Efficiency ratio (d)/ (c)	61.64%	59.61%

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands, except per share data)

	Quarters Ended
	3Q12	2Q12	1Q12	4Q11	3Q11
Tier 1 Common Capital
U.S. GAAP total equity	$1,363,440	$1,334,154	$1,312,154	$1,296,752	$1,286,176
Trust preferred securities	244,793	244,793	244,793	244,793	244,793
Less: accumulated other comprehensive income, net of tax	55,818	50,987	47,152	46,697	46,051
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tier 1 risk-based capital	1,444,381	1,419,262	1,400,553	1,384,924	1,374,619
Less: preferred stock	241,585	241,185	240,791	240,403	240,020
Less: trust preferred securities	244,793	244,793	244,793	244,793	244,793

Tier 1 common capital (e)	$958,003	$933,284	$914,969	$899,728	$889,806

Tangible Common Equity
U.S. GAAP total equity	$1,363,440	$1,334,154	$1,312,154	$1,296,752	$1,286,176
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tangible equity (f)	1,255,406	1,225,456	1,202,912	1,186,828	1,175,877
Less: preferred stock	241,585	241,185	240,791	240,403	240,020

Tangible common equity (g)	$1,013,821	$984,271	$962,121	$946,425	$935,857

Tangible Assets
U.S. GAAP total assets	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tangible assets (h)	$13,170,520	$12,833,478	$12,513,922	$12,306,946	$11,909,562

Risk-weighted Assets (i)	$11,804,578	$11,588,371	$11,374,212	$11,191,298	$10,665,256
Period-end Common Shares Outstanding (j)	72,436	72,424	72,415	71,745	71,789
Ratios:
Tier 1 common equity to risk-weighted assets (e) / (i)	8.12%	8.05%	8.04%	8.04%	8.34%
Tangible equity to tangible assets (f) / (h)	9.53%	9.55%	9.61%	9.64%	9.87%
Tangible equity to risk-weighted assets (f) / (i)	10.63%	10.57%	10.58%	10.60%	11.03%
Tangible common equity to tangible assets (g) / (h)	7.70%	7.67%	7.69%	7.69%	7.86%
Tangible book value (g) / (j)	$14.00	$13.59	$13.29	$13.19	$13.04

Glossary of Terms

        Assets under management and administration ("AUMA")—Assets held in trust where we serve as trustee or in accounts where we make investment decisions on behalf of clients. AUMA also includes non-managed assets we hold in custody for clients or for which we receive fees for advisory or brokerage services. We do not include these assets on our Consolidated Balance Sheets.

        Book value—Total common equity divided by outstanding shares of common stock at end of period.

        CDARS® deposit program—is a deposit services arrangement that effectively achieves FDIC deposit insurance for jumbo deposit relationships. These deposits are classified as brokered deposits for regulatory deposit purposes; however, we classify certain of these deposits as client CDARS® due to the source being our client relationships and are, therefore, not traditional 'brokered' deposits. We also participate in a non-client CDARS® program that is more like a traditional brokered deposit program.

        Client deposits—Total deposits, net of traditional brokered deposits and non-client CDARS®.

        Common equity—Total equity less preferred stock.

        Covered assets—Assets acquired through an FDIC-assisted transaction that are subject to a loss share agreement and are presented separately on the Consolidated Balance Sheets.

        Credit quality indicators—The Company has adopted an internal risk rating policy in which each loan is rated for credit quality with a numerical rating of 1 through 8. Loans rated 5 and better (1-5 ratings, inclusive) are credits that exhibit acceptable financial performance, cash flow, and leverage. If any risk exists, we attempt to mitigate by structure, collateral, monitoring, or other meaningful controls. Credits rated 6 are considered special mention as these credits demonstrate potential weakness and that if left unresolved, may result in deterioration in the Company's credit position and/or the repayment prospects for the credit. Borrowers rated special mention may exhibit adverse operating trends, high leverage, tight liquidity or other credit concerns. Potential problem loans have a risk rating of 7 and are considered inadequately protected by the current net worth and paying capacity of the obligor, the collateral pledged, or guarantors. These loans generally have a well defined weakness or weaknesses that may jeopardize liquidation of the debt and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not resolved. Nonperforming loans include nonaccrual loans risk rated 7 or 8 and have all the weaknesses inherent in a 7-rated potential problem loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Special mention, potential problem and nonperforming loans are reviewed at minimum on a quarterly basis, while all other rated credits are reviewed as the situation warrants.

        Credit valuation adjustment ("CVA")—An adjustment may need to be incorporated into the valuation of derivative instruments for nonperformance risk to include the counterparty's credit risk and the Company's own credit risk. This adjustment is referred to as the CVA. The CVA represents the credit component of fair value with regard to both client-based trades and the related matched trades with interbank dealer counterparties.

        Efficiency ratio—Total non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-U.S. GAAP financial measure.

        Fee revenue as percent of total revenue ratio—Total non-interest income less net securities gains (losses) divided by the sum of net interest income and non-interest income less net securities gains (losses).

Glossary of Terms (Continued)

        U.S. GAAP—Accounting principles generally accepted in the United States of America.

        Net interest margin—Expressed as a percentage, net interest margin is a ratio computed as annualized taxable-equivalent net interest income divided by average interest-earning assets. The annualization of net interest income for the quarterly yield takes into consideration the interest payment convention at the product level. This is a non-U.S. GAAP financial measure.

        Net interest spread—The difference between the average yield earned on interest-earning assets on a taxable-equivalent basis and the average rate paid for interest-bearing liabilities.

        Net overhead ratio—Total non-interest expense less non-interest income divided by average total assets.

        Net revenue—The sum of taxable equivalent net interest income and non-interest income. This is a non-U.S. GAAP financial measure.

        Non-U.S. GAAP—Certain financial measures within this document that are not formally defined by U.S. GAAP or codified in the federal banking regulations. A reconciliation of these non-U.S. GAAP financial measures may be found on the previous pages.

        Operating profit—The sum of U.S. GAAP income before income taxes, provision for loan and covered loan losses and taxable-equivalent adjustment. This is a non-U.S. GAAP financial measure.

        Risk-weighted assets—Computed by the assignment of specific risk-weights (as currently defined by the Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

        Tangible book value—Total common equity less goodwill and other intangibles divided by outstanding shares of common stock at end of period. This is a non-U.S. GAAP financial measure.

        Tangible common equity to tangible assets ratio—Tangible common equity divided by tangible assets, where tangible common equity equals total equity less preferred stock, goodwill and other intangible assets and tangible assets equals total assets less goodwill and other intangible assets. This is a non-U.S. GAAP financial measure.

        Taxable-equivalent interest income—The interest income earned on certain assets is completely or partially exempt from Federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we use interest income on a taxable-equivalent basis in calculating average yields and net interest margins by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under U.S. GAAP on the Consolidated Income Statement.

        Tier 1 common capital—Tier 1 risk-based capital, less preferred equity, less trust preferred capital securities, and less noncontrolling interests.

        Tier 1 common capital ratio—Tier 1 common capital divided by period-end risk-weighted assets. This is a non-U.S. GAAP financial measure and for purposes of our presentation we calculate risk-weighted assets under current requirements and not under the recently proposed rules issued by banking regulators.

        Tier 1 risk-based capital—Total equity, plus trust preferred capital securities, plus certain noncontrolling interests that are held by others; less goodwill and certain other intangible assets, less equity investments in nonfinancial companies, less ineligible servicing assets, less disallowed deferred

Glossary of Terms (Continued)

tax assets and less net unrealized holding gains (losses) on available for sale equity securities, available for sale debt securities, and cash flow hedge derivatives.

        Tier 1 risk-based capital ratio—Tier 1 risk-based capital divided by period-end risk-weighted assets.

        Leverage ratio—Tier 1 risk-based capital divided by adjusted average total assets.

        Total risk-based capital—Tier 1 risk-based capital plus qualifying subordinated debt, other noncontrolling interest not qualified as Tier 1, eligible gains on available-for-sale equity securities and the allowance for loan and lease losses, subject to certain limitations.

        Total risk-based capital ratio—Total risk-based capital divided by period-end risk-weighted assets.

        Transformational and legacy portfolios—We aggregate loans by originating line of business for reserve purposes because of observable similarities in the performance experience of loans underwritten by the business units. Loans originated by the business units that existed prior to the strategic changes in 2007 are considered "legacy" loans. Loans originated by a business unit that was established in connection with or following the business transformation plan are considered "transformational" loans. Renewals or restructurings of legacy loans may continue to be evaluated as legacy loans depending on the structure or defining characteristics of the new transaction. The Company has implemented a line of business model that has reorganized the legacy business units so that after 2009, all new loan originations are considered transformational.

USE OF PROCEEDS

        We estimate that the net proceeds of this offering will be approximately $         million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. If the underwriters exercise their option in full to purchase additional Debentures to cover overallotments, if any, the net proceeds of the offering would be approximately $         million.

        We have advised our banking regulators and the U.S. Treasury that we intend to redeem in full the Series B Preferred Stock that we issued to the U.S. Treasury in connection with our participation in the CPP. We intend to use the net proceeds from this offering and the net proceeds from the offering of common stock described under "Summary Information—Recent Developments," as well as existing cash resources, to fund the redemption of the Series B Preferred Stock. The aggregate redemption price will be the approximately $243.8 million liquidation amount currently outstanding, plus accrued and unpaid dividends to, but excluding, the redemption date.

        The redemption of our Series B Preferred Stock is contingent upon the consummation of this offering and the offering of our common stock, as well as the receipt of approval from the Federal Reserve. The consummation of this offering, however, is not conditioned upon the consummation of the offering of our common stock, the receipt of Federal Reserve approval, or the redemption of our Series B Preferred Stock. We provide no assurances that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the offering of our common stock, or at all. If we are not permitted to redeem the Series B Preferred Stock, we will use the net proceeds from this offering for working capital and other general corporate purposes.

        If we complete the redemption of our Series B Preferred Stock, we intend to seek to repurchase the Warrant that we issued to the U.S. Treasury as part of our participation in the CPP at a price that would need to be negotiated with the U.S. Treasury. The Warrant is exercisable for 645,013 shares of our common stock at an exercise price of $28.35 per share. We may determine not to repurchase the Warrant, however, or may be unable to do so, and the U.S. Treasury could instead exercise the Warrant in the event the market price of our common stock exceeds the exercise price of the Warrant or sell the Warrant to third parties who could exercise the Warrant or portions thereof in the future.

REGULATORY CONSIDERATIONS

        PrivateBancorp is registered as a bank holding company with the Federal Reserve System (the "Federal Reserve") pursuant to the Bank Holding Company Act of 1956, as amended, and we are subject to extensive regulation, supervision and examination by the Federal Reserve, which expects us to act as a source of strength to the Bank, our insured subsidiary. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to PrivateBancorp, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011, and our subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders. As a result of this regulatory framework, our operations and earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of the Bank within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

        The Bank is an Illinois state-chartered bank and is subject to extensive regulation, supervision and examination by various federal and state authorities and, as an affiliate of the Bank, we also are subject, to some extent, to regulation by these authorities. See "Supervision and Regulation" and "Risk Factors—Risks Related to the Financial Services Industry" in our Annual Report on Form 10-K for the year ended December 31, 2011. Depository institutions like the Bank also are affected by various federal laws, including those relating to consumer protection and similar matters.

        As a participant in the CPP, we are subject to the provisions of the CPP, which include limitations on executive compensation and restrictions on our ability to redeem or repurchase our capital stock and pay dividends. Additionally, as a CPP participant, we became subject to the American Recovery and Reinvestment Act of 2009, which imposed further standards for executive compensation, as well as with respect to corporate governance. Until we redeem the Series B Preferred Stock that we issued to the U.S. Treasury as part of our participation in the CPP, we will continue to be subject to these limitations and restrictions. See "Supervision and Regulation" and "Risk Factors—Our participation in the U.S. Treasury's Capital Purchase Program subjects us to certain restrictions" in our Annual Report on Form 10-K for the year ended December 31, 2011.

        In June 2012, U.S. banking regulators released notices of proposed rulemaking that would revise and replace the agencies' current regulatory capital requirements to align with the Basel III international capital standards and to implement certain changes required by the Dodd-Frank Act. The proposal is generally expected to require U.S. banks to hold higher amounts of capital, especially common equity, against their risk-weighted assets.

        Given our predominantly commercial business mix and limited residential mortgage exposure, we believe the impact of the changes as currently proposed to be implemented over a multi-year phase-in period will be manageable for us based on our expectation that we will continue to generate capital organically through earnings and through the release of capital from further reductions in our non-performing assets. Based on September 30, 2012 results, our accumulated other comprehensive income would be additive to capital under the proposed rules. The Tier 1 capital treatment of our existing trust preferred securities would be phased out over 10 years, which we believe provides us adequate time to appropriately manage any needed restructuring of capital. We are continuing to evaluate the potential impact on capital ratios of the proposed risk weighting changes for certain of our asset classes and, pending finalization of new capital rules and implementation timeframes, we expect to be able to adapt our business and capital management plans as needed to continue to successfully execute our strategy.

        The comment period on these regulatory capital proposals has not yet ended, and the proposals could change significantly before finalization. Until the proposals are finalized and the timing of implementation of the new rules is determined, the ultimate impact of such rules on us, and the banking industry generally, remains uncertain. For additional information regarding the proposed rules and their potential impact, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital—Recent Developments—Capital Standards" and "Risk Factors" sections of our Form 10-Q for the quarter ended June 30, 2012.

 CAPITALIZATION

        The following table shows our consolidated capitalization as of September 30, 2012:

  (1)
  on an actual basis;

  (2)
  as adjusted to reflect the sale of $75 million of our common stock pursuant to our separate registered public offering of common stock described under "Summary Information—Recent Developments" (the "Common Stock Offering"), after deducting underwriting discounts and commissions but before estimated offering expenses payable by us;

  (3)
  as adjusted to reflect the Common Stock Offering and the sale of $125 million principal amount of Debentures in the offering described in this prospectus supplement but without giving effect to any Debentures that may be issued pursuant to the underwriters' overallotment option (the "Debentures Offering," and together with the Common Stock Offering, the "Offerings"), after deducting underwriting discounts and commissions but before estimated offering expenses payable by us; and

  (4)
  as adjusted to reflect (i) the Offerings; (ii) the use of the net proceeds from the Offerings together with existing cash resources to redeem all outstanding Series B Preferred Stock for the aggregate liquidation amount thereof but excluding for this purpose any amounts to be paid for any accrued and unpaid dividends through the date of redemption (the "Series B Redemption") as described under "Use of Proceeds" in this prospectus supplement; and (iii) a charge to net income available to holders of our common stock of approximately $2.23 million (as of September 30, 2012) due to the acceleration of the accretion of the issuance discount on the Series B Preferred Stock as a result of its redemption.

        The following unaudited data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and our Quarterly Report on Form 10-Q for the period ended June 30, 2012, as well as the information set forth under "Recent Developments" in this prospectus supplement and the financial information in the other documents incorporated by reference into this prospectus supplement. Except for the adjustments identified above, no other change in our consolidated capitalization since September 30, 2012 is reflected in the table.

September 30, 2012	Actual	As adjusted for the Common Stock Offering	As adjusted for the Common Stock Offering and the Debentures Offering	As adjusted for the Offerings and the Series B Redemption
	(dollars in thousands, except share data and ratios)
Long-term debt:(1)
Federal Home Loan Bank advances	$10,000	$10,000	$10,000	$10,000
Subordinated note payable(2)	120,000	120,000	120,000	120,000
Junior subordinated debentures(3)	244,793	244,793	244,793	244,793
Subordinated debentures	—	—	125,000	125,000

Total long-term debt	$374,793	$374,793	$499,793	$499,793

Stockholders' equity:
Preferred stock, no par value; 1 million shares authorized, Series B, $1,000 liquidation; 243,815 shares issued and outstanding	$241,585	$241,585	$241,585	$—
Common stock; no par value ($1.00 stated value); Voting, authorized: 174 million shares; issued: 69.76 million shares; outstanding: 68.90 million shares(4)	68,348
Nonvoting, authorized: 5.0 million shares; issued and outstanding: 3.54 million shares	3,536	3,536	3,536	3,536
Treasury stock; 855,000 voting shares	(22,736)	(22,736)	(22,736)	(22,736)
Additional paid-in-capital	983,739
Retained earnings	33,150	33,150	33,150	30,920
Accumulated other comprehensive income	55,818	55,818	55,818	55,818

Total equity	$1,363,440	$1,434,503	$1,434,503	$1,190,688

Total capitalization(5)	$1,738,233	$1,809,296	$1,934,296	$1,690,481

Capital ratios:
Total risk-based capital ratio	13.90%	14.50%	15.56%	13.49%
Tier 1 risk-based capital ratio	12.24%	12.84%	12.84%	10.77%
Tier 1 leverage ratio	11.15%	11.70%	11.70%	9.86%
Tier 1 common capital ratio	8.12%	8.72%	8.72%	8.70%

(1)
The Company does not consider FHLB advances with a remaining maturity of one year or less, borrowings from the Federal Reserve Bank of Chicago's discount window, federal funds purchased or demanded repurchase agreements as long-term debt.

(2)
Represents amounts outstanding under the Bank's seven-year subordinated debt facility due September 15, 2015. For regulatory capital purposes, beginning the third quarter of 2010, 20% of the original balance outstanding is excluded each year from Tier 2 capital until maturity. Accordingly, as of September 30, 2012, 40% of the outstanding balance qualified as Tier 2 capital.

(3)
Junior subordinated deferrable interest debentures held by special purpose trusts that issued guaranteed trust preferred securities that qualifies as Tier 1 capital for regulatory capital purposes under current guidelines. Tier 1 capital treatment is proposed to be phased out over a ten-year period beginning January 2013 under recently proposed capital rules that would revise and replace current regulatory capital requirements. These instruments would continue to qualify for Tier 2 capital treatment under the proposed capital rules.

(4)
As of September 30, 2012, there were (i) 3,914,594 shares of our common stock reserved for issuance upon the exercise of outstanding options with a weighted average price of $24.38; (ii) 138,695 shares of our common stock reserved for issuance upon settlement of outstanding restricted stock units; (iii) 3,479,517 shares available for future issuance under our incentive compensation plans; (iv) 124,319 shares reserved for issuance upon settlement of deferred stock units issued under our deferred compensation plan; (v) 3,535,916 shares of our common stock reserved for issuance upon conversion of outstanding shares of our nonvoting common stock, all of which is held by certain affiliates of GTCR and may be converted at the option of GTCR or any subsequent holder into shares of common stock; and (vi) 645,013 shares reserved for issuance upon exercise of the Warrant held by the U.S. Treasury at an exercise price of $28.35 per share.

(5)
Includes total equity and long-term debt. The cash and cash equivalents position of the Company at the holding-company level as of September 30, 2012 would be approximately $87.2 million, as adjusted to reflect the Offerings and the Series B Redemption.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table presents our ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, on a consolidated basis, as calculated in accordance with SEC requirements. The ratio of earnings to fixed charges has been computed by dividing:

  •
  net income plus all applicable income taxes plus fixed charges, by

  •
  fixed charges.

        Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below. Interest expense, other than on deposits, includes interest on long-term debt, FHLB advances, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

	Nine Months Ended September 30, 2012			Year Ended December 31,
	Actual		Pro Forma(a)	2011 (Pro Forma)(a)	2011		2010		2009		2008		2007
Earnings:
Income (loss) before income taxes	$92,652				$70,200		$64		$(50,380)		$(153,993)		$13,969
Fixed charges, excluding interest on deposits	16,977				23,947		32,931		42,112		38,277		26,841

Earnings before fixed charges, excluding interest on deposits	109,629				94,147		32,995		(8.268)		(115,716)		40,810

Interest on deposits	31,737				50,072		74,037		111,616		176,710		154,045

Earnings before fixed charges, including interest on deposits	$141,366				$144,219		$107,032		$103,348		$60,994		$194,855

Fixed Charges:
Interest expense, excluding interest on deposits	$16,977				$23,947		$32,931		$42,112		$38,277		$26,841
Interest on deposits	31,737				50,072		74,037		111,616		176,710		154,045

Total fixed charges, including interest on deposits	$48,714				$74,019		$106,968		$153,728		$214,987		$180,886

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$16,977				$23,947		$32,931		$42,112		$38,277		$26,841
Preferred stock dividends	10,325				13,690		13,607		12,443		546		107

Total fixed charges and preferred stock dividends, excluding interest on deposits	27,302				37,637		46,538		54,555		38,823		26,948

Interest on deposits	31,737				50,072		74,037		111,616		176,710		154,045

Total fixed charges and preferred stock dividends, including interest on deposits	$59,039				$87,709		$120,575		$166,171		$215,533		$180,993

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.46	x	x	x	3.93	x	1.00	x	(b	)	(b	)	1.52	x
Including interest on deposits	2.90	x	x	x	1.95	x	1.00	x	(b	)	(b	)	1.08	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	4.02	x	x	x	2.50	x	(b	)	(b	)	(b	)	1.51	x
Including interest on deposits.	2.39	x	x	x	1.64	x	(b	)	(b	)	(b	)	1.08	x

(a)
Reflects our pro forma ratios of earnings to fixed charges for the periods indicated to give effect to the Offerings and the use of the net proceeds from the Offerings, together with existing cash resources, to redeem all outstanding Series B Preferred Stock as described under "Use of Proceeds" in this prospectus supplement.

(b)
Ratios for the periods indicated were less than one, as earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for each affected period is presented below. The amount is the same whether including or excluding interest on deposits (amounts in thousands).

	2010	2009	2008
Coverage deficiency—earnings to fixed charges	—	$(50,380)	$(153,993)
Coverage deficiency—earnings to fixed charges and preferred stock dividend	$(13,543)	$(62,823)	$(154,539)

DESCRIPTION OF THE DEBENTURES

        The Debentures are being issued under an indenture to be dated as of October     , 2012, which we refer to as the "base indenture," as supplemented by a supplemental indenture to be dated as of the original issue date of the Debentures, in each case between PrivateBancorp and U.S. Bank National Association, as trustee. We refer to the base indenture as supplemented by the supplemental indenture as the "subordinated indenture."

        Set forth below is a description of the specific terms of the Debentures and the subordinated indenture. This description supplements the description of the general terms and provisions of debt securities that we may offer as set forth in the accompanying prospectus under the caption "Securities That May Be Offered—Debt Securities." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the base indenture filed as an exhibit to the registration statement, as amended, to which this prospectus supplement forms a part, and to the supplemental indenture, which will be filed as an exhibit to a Current Report on Form 8-K.

General

        We will issue the        % subordinated debentures due 2042, which we refer to as the "Debentures," under the subordinated indenture. We will initially issue $        aggregate principal amount of the Debentures (or up to $        if the underwriters exercise their overallotment option in full). The Debentures will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof. We may from time to time, without notice to or the consent of the existing holders, create and issue additional Debentures having the same terms and conditions as the Debentures being offered hereby in all respects (or in all respects except for issue date, price to investors and, if applicable, the initial interest accrual date and the first payment of interest thereon). Additional Debentures issued in this manner will be consolidated with, and will form a single series with, the previously outstanding Debentures, unless such additional subordinated debt will not be treated as fungible with the Debentures being offered hereby for U.S. federal income tax purposes. The Debentures offered hereby and any additional Debentures would rank equally and ratably.

        The Debentures will have a maturity date of October 30, 2042 (or if such day is not a business day, the following business day).

        The subordinated indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The Debentures will not have a sinking fund.

Interest Rate

        Interest on the Debentures will accrue from and including their initial date of issuance to, but excluding, the maturity date or earlier acceleration or redemption at an annual rate equal to        %, and will be payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2013, to the record holders at the close of business on the preceding January 15, April 15, July 15 or October 15, as applicable (whether or not a business day).

        Interest payments will include accrued interest from and including the date of original issuance, or, if interest has already been paid, from the last date in respect of which interest has been paid or duly provided for to, but excluding, the next succeeding interest payment date, the maturity date or the redemption date, as the case may be. The amount of interest payable for any interest payment period, including interest payable for any partial interest payment period, will be computed on the basis of a 360-day year comprised of twelve 30-day months. The term "interest payment period" refers to the quarterly period from and including an interest payment date to, but excluding, the next succeeding interest payment date. In the event that any date on which interest is payable on the Debentures is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay). Interest not paid on any payment date will accrue and compound quarterly at a rate per year equal to the rate of interest on the Debentures until paid. References to "interest" include interest accruing on the Debentures and other unpaid amounts and additional interest, as applicable.

        "Business day" means any day that is not a Saturday, a Sunday or a day on which banking institutions located in New York, New York and Chicago, Illinois are generally authorized or obligated by law or executive order to be closed.

Ranking

        The payment of the principal of and interest on the Debentures will be expressly subordinated, to the extent and in the manner set forth in the subordinated indenture, to the prior payment in full of amount and all existing and future senior debt.

        Subject to the qualifications described below, the term senior debt is defined in the subordinated indenture to mean all of PrivateBancorp's:

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  indebtedness for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes, or other written instruments;

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  obligations under letters of credit;

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  indebtedness or other obligations with respect to commodity contracts, interest rate and currency swap agreements, cap, floor, and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates; and

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  guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and other similar contingent obligations in respect of obligations of others of a type described in the preceding bullets, whether or not classified as a liability on a balance sheet prepared in accordance with accounting principles generally accepted in the United States;

in each case, whether outstanding on the date that we entered into the subordinated indenture or arising after that time, and other than obligations ranking on a parity with the Debentures or ranking junior to the Debentures.

        Indebtedness and obligations that rank junior to the Debentures under the terms of the subordinated indenture would include (i) our junior subordinated debentures underlying our outstanding trust preferred securities, and (ii) any other indebtedness the terms of which provide that such indebtedness ranks junior to the Debentures, with respect to which the Debentures will rank senior in right of payment and upon liquidation.

        All liabilities of the Bank and other subsidiaries, including under the Bank's $120 million subordinated debt facility, and liabilities arising during our subsidiaries' ordinary course of business, will be effectively senior to the Debentures to the extent of the assets of such subsidiaries, as we are a holding company. Because PrivateBancorp is a bank holding company, over the term of the Debentures it may need to rely primarily on dividends from the Bank, which is a regulated financial institution, to pay interest and principal on its outstanding debt obligations and to make dividends and other payments on its other securities. Regulatory rules may restrict our ability to withdraw capital from the Bank by dividends or other means. See "Risk Factors—Risks Related to the Debentures—The Debentures will be the obligations of PrivateBancorp and not obligations of the Bank or any of our other subsidiaries, and will be structurally subordinated to the debt of the Bank."

        In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment of debt, composition, or other similar proceeding relating to PrivateBancorp or its property; any proceeding for the liquidation, dissolution, or other winding up of PrivateBancorp, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings; or any assignment by PrivateBancorp for the benefit of creditors, all of our obligations to holders of our senior debt will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal of or interest on the Debentures. Only after payment in full of all amounts owing with respect to any senior debt will the holders of the Debentures, together with the holders of any of our obligations ranking on a parity with the Debentures, be entitled to be paid from our remaining assets the amounts due and owing on account of unpaid principal of and interest on the Debentures.

        In the event and during the continuation of any default in the payment of the principal of or any premium or interest on any senior debt beyond any applicable grace period with respect to such senior debt, or in the event that any event of default with respect to any senior debt shall have occurred and be continuing permitting the holders of such senior debt (or the trustee on behalf of the holders of such senior debt) to declare such senior debt due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment shall be made by PrivateBancorp on account of the principal of or interest on the Debentures or on account of the purchase or other acquisition of any Debentures.

        By reason of the above subordination in favor of the holders of our senior debt, in the event of our bankruptcy or insolvency, holders of our senior debt may receive more, ratably, and holders of the Debentures may receive less, ratably, than our other creditors.

        The Debentures do not limit our or our subsidiaries' ability to incur additional debt, including debt that ranks senior or pari passu in right of payment and upon our liquidation to the Debentures. At September 30, 2012, PrivateBancorp had no indebtedness ranking senior to or equally with the Debentures and had $244.8 million of indebtedness (issued in connection with trust preferred securities) ranking junior to the Debentures. The Debentures will be effectively subordinated to all of the existing and future indebtedness and other liabilities of our subsidiaries, including the Bank. At September 30, 2012, the Bank and our other subsidiaries had outstanding indebtedness, total deposits and other liabilities of $11.7 billion, excluding intercompany liabilities, all of which ranks structurally senior to the Debentures.

Optional Redemption

        We may redeem the Debentures in $25 increments in whole at any time or in part from time to time on or after October 30, 2017, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption. In addition, we may not redeem the Debentures in part if the principal amount has been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest has been paid in full on all outstanding Debentures for all interest payment periods terminating on or before the redemption date.

        Under the Federal Reserve's current risk-based capital guidelines applicable to bank holding companies, any redemption of the Debentures will be subject to prior approval of the Federal Reserve.

Redemption Procedures

        If we give a notice of redemption in respect of any Debentures, then prior to the redemption date, we will irrevocably deposit with the trustee or a paying agent for the Debentures funds sufficient to pay the applicable redemption price of, and (unless the redemption date is an interest payment date) accrued interest on, the Debentures to be redeemed. Notwithstanding the foregoing, interest payable on or prior to the redemption date for any Debentures called for redemption will be payable to the holders of the Debentures on the relevant record dates for the related interest payment dates.

        Once notice of redemption has been given in accordance with the terms of the subordinated indenture and funds deposited as required, then upon the date of the deposit, all rights of the holders of the Debentures so called for redemption will cease, except the right of the holders of the Debentures to receive the redemption price and any interest payable in respect of the Debentures on or prior to the redemption date and the Debentures will cease to be outstanding on the redemption date. In the event that the Company defaults in the payment of the redemption price in respect of Debentures called for redemption, interest on the Debentures will continue to accrue at the then applicable rate from the redemption date originally established by us for the Debentures to the date the redemption price is actually paid.

        Subject to applicable law (including, without limitation, U.S. federal securities law), we or our subsidiaries may at any time and from time to time purchase outstanding Debentures by tender, in the open market or by private agreement.

        If less than all of the Debentures are to be redeemed, the particular Debentures to be redeemed will be selected not more than 45 days prior to the redemption date by the trustee, from the outstanding Debentures not previously called for redemption, by such method as the trustee in its sole discretion deems fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of any Debentures, provided that the unredeemed portion of the principal amount of any Debentures shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Debentures. The trustee will promptly notify us in writing of the Debentures selected for redemption and, in the case of any Debentures selected for partial redemption, the principal amount thereof to be redeemed.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. Unless we default in payment of the redemption price on the Debentures, on and after the redemption date, interest will cease to accrue on the Debentures or portions called for redemption.

Denominations

        The Debentures will be issued only in denominations of $25 each and integral multiples of $25 in excess thereof. We expect that the Debentures will be held in book-entry form only, as described under "—Book-Entry System—The Depository Trust Company," and will be held in the name of The Depository Trust Company or its nominee.

Events of Default; Limitations on Suits

        Under the subordinated indenture, an event of default will occur with respect to the Debentures only upon the occurrence of any one of the following events:

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  the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect, and the decree or order continues unstayed and in effect for a period of 60 consecutive days;

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  the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect, or the consent by the Company to the entry of a decree or order for relief in an involuntary case under any such law; or

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  in the event a receiver, conservator or similar official is appointed for the Company's principal banking subsidiary (currently, the Bank).

        If an event of default occurs, the outstanding principal amount and all accrued but unpaid interest on the Debentures will become due and payable immediately. The foregoing provision would, in the event of the bankruptcy or insolvency involving PrivateBancorp, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the Debentures. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, an acceleration may be annulled by the holders of a majority in principal amount of the outstanding Debentures.

        There is no automatic acceleration or right of acceleration in the case of a default in the payment of principal of or interest on the Debentures or in our non-performance of any other obligation under the Debentures or the subordinated indenture. If we default in our obligation to pay any interest on the Debentures when due and payable and such default continues for a period of 30 days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the subordinated indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of Debentures of the performance of any covenant or agreement in the subordinated indenture.

        The subordinated indenture provides that, subject to the duty of the trustee upon the occurrence of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the subordinated indenture at the request or direction of any of the holders of Debentures unless such holders shall have offered to the trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred by it in complying with such request or direction. Subject to certain provisions, the holders of a majority in principal amount of the outstanding Debentures will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the trustee with respect to the Debentures.

        No holder of Debentures will have any right to institute any proceeding, judicial or otherwise, with respect to the subordinated indenture, or for the appointment of a receiver or trustee, or for any other remedy under the subordinated indenture, unless:

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  such holder has previously given written notice to the trustee of a continuing event of default with respect to the Debentures;

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  the holders of not less than 25% in principal amount of the Debentures shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under the subordinated indenture;

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  such holder or holders have offered to the trustee reasonable indemnity against the costs, expenses, and liabilities to be incurred in complying with such request;

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  the trustee for 60 days after its receipt of such notice, request, and offer of indemnity has failed to institute any such proceeding; and

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  no direction inconsistent with such written request has been given to the trustee during such 60 day-period by the holders of a majority in principal amount of the outstanding Debentures.

        In any event, the subordinated indenture provides that no such holder or holders shall have any right under the subordinated indenture to affect, disturb or prejudice the rights of any other holder, or to obtain priority or preference over any of the other holders or to enforce any right under the subordinated indenture, except in the manner provided in the subordinated indenture and for the equal and ratable benefit of all holders of Debentures.

Satisfaction, Discharge and Defeasance

        So long as no event of default has occurred and is continuing, we may elect to discharge certain of our obligations under the subordinated indenture with respect to the Debentures on the terms and subject to the conditions precedent contained in the subordinated indenture (referred to in this section as a "Defeasance") by:

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  irrevocably depositing with the trustee, as trust funds in trust, money or U.S. government obligations (generally, securities that are obligations of or guaranteed by the United States of America), or a combination of money and U.S. government obligations, in each case sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of and interest on the Debentures on the date on which the principal becomes due and payable in accordance with the terms of the Debentures or the subordinated indenture, whether at the stated maturity date, or by declaration of acceleration, call for redemption, or otherwise; and

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  satisfying certain other conditions precedent specified in the subordinated indenture, including, among other things, the delivery of an opinion of counsel that the holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax in the same amounts, in the same manner, and at the same times as would have been the case if the Defeasance had not occurred, based upon a ruling to that effect received from or published by the U.S. Internal Revenue Service.

        A Defeasance will not relieve us of our obligation to pay when due the principal of and interest on the Debentures if the Debentures are not paid from the money or U.S. government obligations held in trust by the trustee for payment thereof.

Modification and Waiver

        The subordinated indenture provides that we and the trustee may modify or amend the subordinated indenture with or, in certain cases, without the consent of the holders of a majority in principal amount of outstanding Debentures; provided, however, that with respect to the Debentures, any modification or amendment may not, without the consent of the holder of each outstanding Debenture affected thereby:

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  change the stated maturity of the principal of, or any installment of interest on, any Debenture;

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  reduce the principal amount or rate of interest of any Debenture;

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  change the place of payment where any Debenture or any interest is payable;

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  impair the right to institute suit for the enforcement of any payment on or after its stated maturity;

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  modify the provisions of the subordinated indenture with respect to the subordination of the Debentures in a manner adverse to the holders of the Debentures; or

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  reduce the percentage in principal amount of the outstanding Debentures the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with the provisions of or defaults under the subordinated indenture and the consequences thereof under the subordinated indenture.

        In addition, the holders of not less than a majority in aggregate principal amount of the outstanding Debentures may, on behalf of all holders of Debentures, waive compliance by us with certain terms, conditions and provisions of the subordinated indenture, as well as any past default and/or the consequences of default, other than any default in the payment of principal or interest or any breach in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Debenture.

Consolidation, Merger or Sale of Assets

        The subordinated indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our assets substantially as an entirety to any person, and we may not permit any other person to consolidate with or merge into us or to convey, transfer or lease its assets substantially as an entirety to us, unless:

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  if we consolidate with or merge into any other person or convey, transfer or lease our assets substantially as an entirety to any other person, the person formed by such consolidation or into which we merge, or the person that acquires our assets, is a corporation organized and validly existing under the laws of the United States of America, any of its states or the District of Columbia, which person must expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on the Debentures and the performance or observance of our covenants under the subordinated indenture;

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  immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of us or our subsidiaries as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the subordinated indenture, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  we have complied with our obligations to deliver certain documentation to the trustee.

Governing Law

        The subordinated indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflict of laws.

Listing

        We intend to apply to list the Debentures on the NYSE under the symbol "PVTD." If the application is approved, we expect trading on the NYSE to begin within 30 days of the original issue date of the Debentures.

Waiver and Termination of Rights under the Replacement Capital Covenant

        In 2008 we entered into a replacement capital covenant (the "RCC") in connection with the issuance of our 10% junior subordinated debentures due 2068 to PrivateBancorp Capital Trust IV, a Delaware statutory trust that we sponsored, and the related issuance by the trust of its 10% trust preferred securities to third-party investors. The RCC benefits the holders of the series of our outstanding long-term indebtedness that we designate as "covered debt" from time to time under the RCC in accordance with its terms. The "covered debt" is currently the junior subordinated debentures due 2035 that we issued to PrivateBancorp Statutory Trust II, a Delaware statutory trust that we sponsored, in connection with the related issuance by PrivateBancorp Statutory Trust II of its trust preferred securities.

        Under the RCC, we committed, for the benefit of the holders of the "covered debt", not to repay, redeem or repurchase the junior subordinated debentures that we issued to PrivateBancorp Capital

Trust IV, or the related trust preferred securities, prior to June 2048, subject to certain exceptions, unless we have (1) obtained approval from the Federal Reserve, if required, and (2) raised certain amounts of qualifying equity or equity-like replacement capital from the date specified in the RCC to the date of such repayment, redemption or repurchase. See our Form 8-K filed on October 10, 2012 and "Note 10—Junior Subordinated Deferrable Interest Debentures Held by Trusts That Issued Guaranteed Capital Debt Securities" to our consolidated financial statements included in our Form 10-Q for the quarter ended June 30, 2012 for additional information regarding the RCC, which was amended on October 10, 2012.

        In the event we elect to redeem the junior subordinated debentures issued to PrivateBancorp Statutory Trust II and the related trust preferred securities, or the junior subordinated debentures no longer qualify as "covered debt" under the RCC, we must identify another series of "eligible debt" to serve as the "covered debt" entitled to the benefits of the RCC. The Debentures would qualify as "covered debt" if we designate them as such. The terms of the Debentures provide that, in the event they are designated as "covered debt" under the RCC, each holder of the Debentures, for itself and any and all successors and assigns, waives all rights under, and irrevocably authorizes us to terminate, without further action by or payment to any holder of the Debentures, the RCC. This feature of the Debentures will effectively allow us to unilaterally terminate the RCC, if we so choose, in the event we designate the Debentures as "covered debt" under the RCC.

        By purchasing the Debentures, each purchaser waives, for itself and any and all successors and assigns, all rights under, and irrevocably authorizes PrivateBancorp to terminate, the replacement capital covenant upon the Debentures becoming "covered debt" under the replacement capital covenant as described above, and no purchaser of Debentures may rely or has relied on any term, condition or covenant contained in the replacement capital covenant in purchasing the Debentures.

Book-Entry System—The Depository Trust Company

        Upon issuance, the Debentures will be represented by one or more fully registered global certificates, each of which we refer to as a global security. Each such global security will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or a nominee thereof. Initial settlement for the Debentures will be made in same day funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules. Unless and until it is exchanged in whole or in part for Debentures in definitive form, no global security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

        Beneficial interests in the Debentures will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

        So long as DTC, or its nominee, is a registered owner of a Debenture, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Debenture for all purposes under the subordinated indenture. Except as provided below, the actual owners of the Debentures represented by a Debenture (the "beneficial owner") will not be entitled to have the Debentures represented by such Debenture registered in their names, will not receive or be entitled to receive physical delivery of the Debentures in definitive form and will not be considered the owners or holders thereof under the subordinated indenture.

        Accordingly, each person owning a beneficial interest in a Debenture must rely on the procedures of DTC and, if such person is not a participant of DTC (a "participant"), on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the subordinated indenture. We understand that under existing industry practices, in the event that PrivateBancorp requests any action of holders of the Debentures or that an owner of a beneficial interest is entitled to give or take under the subordinated indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, as defined below, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        The following is based on information furnished by DTC:

        DTC will act as securities depositary for the Debentures. Offered securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global securities will be issued for the Debentures, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC ("direct participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE and FINRA. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of the Debentures under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Debentures, except in the limited circumstances that may be provided in the subordinated indenture.

        To facilitate subsequent transfers, all Debentures deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Debentures. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the Debentures. Under its usual procedures, DTC mails an Omnibus Proxy to PrivateBancorp as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Payments on the Debentures will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee under the subordinated indenture or PrivateBancorp, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to DTC on behalf of beneficial owners is the responsibility of PrivateBancorp or the applicable agent, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

        DTC may discontinue providing its services as securities depositary with respect to the Debentures at any time by giving reasonable notice to PrivateBancorp or the applicable agent. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates evidencing the Debentures will be required to be printed and delivered. PrivateBancorp may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, offered security certificates will be printed and delivered.

About the Trustee

        U.S. Bank National Association is the trustee under the subordinated indenture and will be the principal paying agent and registrar for the Debentures. We have entered, and from time to time may continue to enter, into banking, lending or other relationships with U.S. Bank National Association or its affiliates. U.S. Bank National Association currently is a lender under the Bank's subordinated debt facility and from time-to-time provides confirmation letters of credit. U.S. Bank National Association serves as trustee, paying agent, registrar and transfer agent with respect to one series of our trust preferred securities and the underlying junior subordinated debentures.

        The trustee under the subordinated indenture may resign or be removed with respect to one or more series of debt securities under the subordinated indenture and a successor trustee may be appointed to act with respect to such series.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Debentures. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This discussion applies only to Debentures that are held as "capital assets," within the meaning of the Code, by a holder (as defined below) who purchases Debentures in the initial offering at their "issue price" (i.e., the first price at which a substantial amount of the Debentures is sold to the public).

        This discussion is for general information only and does not address all of the material tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, real estate investment trusts, regulated investment companies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons holding the Debentures as part of a "straddle," "hedge," "conversion" or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, former citizens or residents of the United States and holders who mark securities to market for U.S. federal income tax purposes). This discussion does not address any state, local or foreign tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of a Debenture that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

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  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or certain electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations.

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of a Debenture that is neither a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes) nor a "U.S. holder", and "holders" refers to U.S. holders and non-U.S. holders.

        Persons considering the purchase of the Debentures should consult their own tax advisers with respect to the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Debentures in light of their own particular circumstances, as well as the effect of any state, local, foreign and other tax laws.

Classification of the Debentures

        The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Debentures. Based upon an analysis of the relevant facts and circumstances, including certain assumptions and certain representations made by us, Vedder Price P.C., our special tax counsel, will render its opinion to the effect that under applicable law as of the issue date of the Debentures, the Debentures should be treated as indebtedness for U.S. federal income tax purposes (although there are no regulations, rulings or judicial precedents addressing the characterization of securities having terms substantially similar to the Debentures for U.S. federal income tax purposes). Such opinion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such opinion. No ruling is being sought from the IRS on any of the issues discussed herein. If the IRS were to successfully challenge the classification of the Debentures as indebtedness, interest payments on the Debentures would be treated for U.S. federal income tax purposes as dividends to the extent of PrivateBancorp's current or accumulated earnings and profits. In the case of non-U.S. holders, interest payments treated as dividends would be subject to withholding of U.S. federal income tax, except to the extent provided by an applicable income tax treaty. Holders should consult their own tax advisors regarding the tax consequences that will arise if the Debentures are not treated as indebtedness for U.S. federal income tax purposes.

        We agree, and by acquiring an interest in a Debenture each beneficial owner of a Debenture agrees, to treat the Debentures as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment, except where specified.

U.S. Holders

  Payments of Interest

        A U.S. holder will be taxed on any interest on their Debentures as ordinary income at the time the U.S. holder receives the interest or when it accrues, depending on the U.S. holder's method of accounting for federal income tax purposes.

  Sale, Exchange, Redemption or Other Disposition of Debentures

        Upon the sale, exchange, redemption or other disposition of a Debenture, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which will be taxable as ordinary income to the extent such interest has not been previously included in the U.S. holder's income) on the sale, exchange, redemption or other disposition and such U.S. holder's adjusted tax basis in the Debenture. A U.S. holder's adjusted tax basis in a Debenture generally will be its initial purchase price. That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the Debenture had been held for more than one year. A non-corporate U.S. holder is generally entitled to preferential treatment for net long-term capital gains. The ability of a U.S. holder to deduct capital losses is limited.

  2013 Tax Rate Changes

        Ordinary Income and Capital Gains Tax Rates.    Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of non-corporate U.S. holders is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains of non-corporate U.S. holders is 15%. However, absent new legislation extending the current rates, for taxable years beginning on or after January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of non-corporate U.S. holders will increase to 39.6% and 20%, respectively (which does not include the 3.8% Medicare tax discussed below). Each U.S. holder should consult its tax advisor regarding these tax rate changes and the possible implications of any proposed legislation to modify these tax rates.

        Medicare Tax.    Beginning in 2013, certain non-corporate U.S. holders will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their interest income and net gains from the disposition of the Debentures. The tax is in addition to any federal income tax on ordinary income or capital gains that may otherwise be due on the interest income or net gains. Generally, the 3.8% tax is applicable to individual U.S. holders whose adjusted gross income exceeds $250,000 (if married and filing jointly), $125,000 (if married and filing separately) and $200,000 (for all other individuals) and is imposed on the lesser of (1) net investment income, or (2) the amount by which modified adjusted gross income exceeds such threshold amount.

Non-U.S. Holders

        Subject to the discussion below regarding the HIRE Act and backup withholding, no withholding of U.S. federal income tax will apply to interest paid on the Debentures to a non-U.S. holder under the "portfolio interest exemption," provided that:

        (a)   the interest is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States;

        (b)   the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

        (c)   the non-U.S. holder is not a controlled foreign corporation, within the meaning of section 957(a) of the Code, that is related, directly or indirectly, to us through stock ownership;

        (d)   the non-U.S. holder complies with applicable certification requirements related to its non-U.S. status including, in general, furnishing an IRS Form W-8BEN or other applicable Form W-8; and

        (e)   the non-U.S. holder is not a bank receiving interest described in Code section 881(c)(3)(A).

        If a non-U.S. holder cannot satisfy the requirements of the portfolio interest exemption described above, interest paid on the Debentures to the non-U.S. holder will be subject to a 30% U.S. federal withholding tax, unless the non-U.S. holder provides a properly executed statement (i) claiming an exemption from or reduction of withholding under an applicable U.S. income tax treaty or (ii) stating that the interest is not subject to withholding because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States.

        If a non-U.S. holder is engaged in a trade or business in the United States and the interest is effectively connected with the conduct of that trade or business, the non-U.S. holder will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if that non-U.S. holder were a U.S. holder. In addition, if such non-U.S. holder is a foreign corporation, it may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Subject to the discussion below regarding the HIRE Act and backup withholding, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on amounts treated as gain realized on the sale, exchange, redemption or other disposition of a Debenture unless (i) that gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States) or (ii) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

  HIRE Act

        The Hiring Incentives to Restore Employment Act (the "HIRE Act") will, under certain circumstances, impose a withholding tax of 30% on payments of interest on the Debentures to certain foreign entities on or after January 1, 2014, and the gross proceeds from a disposition of the Debentures to certain foreign entities on or after January 1, 2015, in each case unless an exemption applies. The Treasury has released proposed regulations that would exempt from the HIRE Act any debt instruments that are outstanding on January 1, 2013. Therefore, under the proposed regulations, the HIRE Act would not apply to the Debentures. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in the Debentures.

Backup Withholding and Information Reporting

        Backup withholding and information reporting requirements generally apply to interest and principal payments made to, and to the proceeds of sales by, certain non-corporate U.S. holders. A U.S. holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing IRS Form W-9. In the case of a non-U.S. holder, backup withholding and information reporting will not apply to payments on, or proceeds from the sale, exchange, redemption or other disposition of, a Debenture if the statement referred to in clause (d) of the first paragraph under the heading "Non-U.S. Holders" has been received. Withholding agents must nevertheless report to the IRS and to each non-U.S. holder the amount of interest paid with respect to the Debentures held by such non-U.S. holder and the rate of withholding (if any) applicable to such non-U.S. holder. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

 BENEFIT PLAN INVESTOR CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase of the Debentures by (a) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, (c) entities whose underlying assets are considered to include "plan assets" of any employee benefit plan, plan, account or arrangement described in preceding clause (a) or (b), or (d) any governmental plan, church plan, non-U.S. plan or other investor whose purchase or holding of the Debentures would be subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code (being referred to collectively as "Similar Laws") (each entity described in preceding clause (a), (b), (c) or (d), a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan"), and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA plan.

        In considering an investment in the Debentures, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification and prohibited transaction provisions of ERISA or the Code or similar provisions under Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition or holding of Debentures by a Plan with respect to which we or an underwriter are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the "DOL") has issued certain prohibited transaction class exemptions ("PTCEs") that may be available to a Plan purchasing the Debentures. These class exemptions include, without limitation, PTCE 84-14 relating to transactions determined by independent qualified professional asset managers, PTCE 90-1 relating to investments by insurance company pooled separate accounts, PTCE 91-38 relating to investments by bank collective investment funds, PTCE 95-60 relating to investments by life insurance company general accounts and PTCE 96-23 relating to transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and holding of the Debentures, provided that neither a party in interest or disqualified person nor any of their affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). These exemptions do not, however, provide relief from the provisions of ERISA and the Code that prohibit self-dealing and conflicts of interest by plan fiduciaries.

        Governmental plans, non-U.S. plans and certain church plans, while not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to Similar Laws which may affect their investment in the Debentures. Any fiduciary of such a governmental, non-U.S. or church plan considering an investment in the Debentures should consult with its counsel before purchasing Debentures to consider the applicable fiduciary standards and to determine the need for, and, if necessary, the availability of, any exemptive relief under such Similar Laws.

        Because of the foregoing, the Debentures should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of a Debenture (or any interest therein), each purchaser and subsequent transferee of a Debenture will be deemed to have represented and warranted that on each day such person holds the Debenture either (i) it is not a Plan and no portion of the assets used by such purchaser or transferee to acquire and hold the Debentures constitutes assets of any Plan or (ii) the purchase and holding of the Debentures by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Debentures on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Debentures. Purchasers of the Debentures have exclusive responsibility for ensuring that their purchase and holding of the Debentures do not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any Debentures to a Plan is in no respect a representation by us or any of our affiliates or representatives that such investment meets all relevant legal requirements with respect to investments by any such Plan generally or any particular Plan, or that such investment is appropriate for such Plans generally or any particular Plan.

        As provided above in "Material United States Federal Income Tax Considerations," it is intended that the Debentures be treated as debt for purposes of the Code. Accordingly, it appears that at the time of issuance, the Debentures should be treated as debt without substantial equity features for purposes of ERISA.

UNDERWRITING

        The Company and the underwriters named below have entered into an underwriting agreement with respect to the Debentures. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Debentures indicated in the following table. Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are the representatives of the underwriters.

Underwriters	Principal Amount of Debentures
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total

        The underwriters are committed to take and pay for all of the Debentures being offered, if any are taken, other than the Debentures covered by the option described below unless and until this option is exercised.

        We have granted the underwriters the right to purchase an additional $            aggregate principal amount of Debentures at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional aggregate principal amount of Debentures proportionate to that underwriter's initial purchase commitment.

        The following table shows the total underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option.

Paid by the Company	No Exercise	Full Exercise
Per Debenture	$	$
Total	$	$

        Debentures sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Debentures sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to        % of the principal amount of the Debentures. Any such securities dealers may resell any Debentures purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to        % of the principal amount of the Debentures. If all the Debentures are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the Debentures by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The Company has agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended relating to any securities of the Company that are substantially similar to the Debentures, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing during the period from the date of this prospectus supplement continuing through the date 30 days after the date of this prospectus supplement.

        The Debentures are a new issue of securities with no established trading market. We intend to apply to list the Debentures on the NYSE under the symbol "PVTD." If the application is approved, we expect trading in the Debentures to begin within 30 days of the original issue date of the Debentures. The Company has been advised by the underwriters that the underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

        In connection with the offering, the underwriters may purchase and sell Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Debentures than they are required to purchase in the offering and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional Debentures for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Debentures or purchasing Debentures in the open market. In determining the source of Debentures to cover the covered short position, the underwriters will consider, among other things, the price of Debentures available for purchase in the open market as compared to the price at which they may purchase additional Debentures pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional Debentures for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Debentures in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Debentures while the offering is in progress.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Debentures sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the Debentures. As a result, the price of the Debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The Company estimates that the total expenses of the offering payable by the Company, excluding underwriting discounts and commissions, will be approximately $            .

        The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the

Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

        It is expected that delivery of the Debentures will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Debentures initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of the Debentures may not be made to the public in that Relevant Member State other than:

        (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

        (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the several underwriters; or

        (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Debentures shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Debentures to the public" in relation to any Debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Debentures to be offered so as to enable an investor to decide to purchase or subscribe the Debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        The sellers of Debentures have not authorized and do not authorize the making of any offer of the Debentures through any financial intermediary, other than offers made by the underwriters with a view to underwriting the Debentures as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of Debentures, other than the underwriters, is authorized to make any further offer of Debentures on behalf of the sellers or the underwriters.

United Kingdom

        Each underwriter has represented and agreed that, in connection with the distribution of the Debentures,

        (a)   it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom; and

        (b)   it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such Debentures in circumstances in which Section 21(1) of the FSMA does not apply to us.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

        The Debentures may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Debentures may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Debentures which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Debentures may not be circulated or distributed, nor may the Debentures be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Debentures are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the Debentures under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

        The validity of the Debentures and certain other legal matters related to the offering will be passed upon for us by Vedder Price P.C., Chicago, Illinois. The underwriters have been represented by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

        Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2012 and 2011 and for the three and six-month periods ended June 30, 2012 and 2011 incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 8, 2012 and August 7, 2012, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, respectively, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because each report is not a "report" or a "part" of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facility. Our SEC filings are also available on our website at www.pvtb.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Debt Securities
Preferred Stock
Common Stock
Warrants
Depositary Shares
Purchase Contracts
Units

        We may offer and sell from time to time in one or more offerings the securities listed above. In addition, certain selling securityholders may offer and sell from time to time our securities that they own. We will provide the specific terms of the securities to be offered in supplements to this prospectus and will identify, if applicable, any selling securityholders. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        Our common stock is listed on the Nasdaq Global Select Market under the trading symbol "PVTB."

        Investing in our securities involves risks. See the section entitled "Risk Factors" contained in the applicable prospectus supplement.

        These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 11, 2012.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement, as may be amended from time to time, that we filed with the Securities and Exchange Commission (the "SEC") under which we or any selling securityholder identified in the future may sell securities in one or more offerings. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about PrivateBancorp, Inc. and the securities offered under this prospectus. That registration statement and any amendments to the registration statement can be read at the SEC's website at www.sec.gov or at its offices mentioned under the heading "Where You Can Find More Information."

        As used in this prospectus, the terms "PrivateBancorp," "the Company," "we," "our," and "us" refer to PrivateBancorp, Inc. and our consolidated subsidiaries, unless the context indicates otherwise, and all references to the "Bank" or the "PrivateBank" mean The PrivateBank and Trust Company, our wholly owned bank subsidiary.

        This prospectus includes our trademarks and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

        You should rely only on the information contained in or incorporated by reference in this prospectus and the applicable prospectus supplement. No one is authorized to give you information other than that contained in this prospectus and the applicable prospectus supplement and in the documents referred to in this prospectus and the applicable prospectus supplement and which are made available to the public. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any applicable prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus and in any applicable prospectus supplement may only be accurate on the date of this document.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements contained in this prospectus, any related prospectus supplement and in information incorporated by reference into this prospectus and any related prospectus supplement that are not historical facts may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements represent management's beliefs and expectations regarding future events, such as our anticipated future financial results, credit quality, revenues, expenses, or other financial items, and the impact of business plans and strategies or legislative or regulatory actions. Forward-looking statements are typically identified by words such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," or "continue" and other comparable terminology. Our ability to predict results or the actual effects of future plans, strategies or events is inherently uncertain.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including, among other things, changes in general economic and business conditions and the risks and other factors set forth in the sections captioned "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in the related prospectus supplement, and in the documents that are incorporated by reference into this prospectus and the related prospectus supplement. These factors should be considered in evaluating forward-looking statements and undue reliance should not be placed on any forward-looking statements. Forward-looking statements speak only as of the date they were made, and we assume no obligation to update any of these statements, in light of new information, future events or otherwise, unless required under the federal securities law.

PRIVATEBANCORP, INC.

        PrivateBancorp is a Delaware corporation and a bank holding company headquartered in Chicago, Illinois. Through our wholly-owned bank subsidiary, The PrivateBank and Trust Company, we provide customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families, in the markets and communities we serve. As of September 30, 2012, we had 35 offices located in ten states primarily in the Midwest, with a majority of our business conducted in the greater Chicago market.

        We deliver a full spectrum of commercial and personal banking products and services to our clients through our commercial banking, community banking and private wealth businesses. We offer clients a full range of lending, treasury management, and investment and capital markets products to meet their commercial needs, and residential mortgage banking, private banking, and trust and investment services to meet their personal needs.

        Our common stock is traded on the Nasdaq Global Select Market under the symbol "PVTB." Our principal executive offices are located at 120 South LaSalle Street, Chicago, Illinois 60603. Our telephone number is (312) 564-2000. Our website is www.theprivatebank.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus or any applicable prospectus supplement.

USE OF PROCEEDS

        Except as otherwise specified in any prospectus supplement that accompanies this prospectus, the net proceeds from the sale of securities to which this prospectus relates will be used for working capital and other general corporate purposes. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by any selling securityholders.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

        The following table shows our ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, on a consolidated basis, as calculated in accordance with SEC requirements. The ratio of earnings to fixed charges has been computed by dividing:

  •
  net income plus all applicable income taxes plus fixed charges, by

  •
  fixed charges.

        Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below. Interest expense, other than on deposits, includes interest on long-term debt, FHLB advances, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

        You should read these ratios in conjunction with the computation of earnings to fixed charges and preferred stock dividends filed as Exhibit 12 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which report is incorporated by reference in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.80 x	3.31 x	3.93 x	1.00 x	(a)	(a)	1.52 x
Including interest on deposits	2.70 x	1.72 x	1.95 x	1.00 x	(a)	(a)	1.08 x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	3.62 x	2.13 x	2.50 x	(a)	(a)	(a)	1.51 x
Including interest on deposits.	2.23 x	1.47 x	1.64 x	(a)	(a)	(a)	1.08 x

(a)
Ratios for the periods indicated were less than one, as earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for each affected period is presented below. The amount is the same whether including or excluding interest on deposits (amounts in thousands).

	2010	2009	2008
Coverage deficiency—earnings to fixed charges	$—	$(50,380)	$(153,993)
Coverage deficiency—earnings to fixed charges and preferred stock dividends	$(13,543)	$(62,823)	$(154,539)

SELLING SECURITYHOLDERS

        If securities covered by this prospectus are to be offered and sold by selling securityholders, the applicable prospectus supplement will name the selling securityholders, the amount and type of securities being offered, and any other material terms we are required to disclose regarding the offering and the securities being sold by each selling securityholder.

SECURITIES THAT MAY BE OFFERED

        We may use this prospectus to offer securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities. We also may include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. The securities of each class as described in this prospectus may also be offered and sold, from time to time, by one or more selling securityholders to be identified in the future.

        We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

        We may use this prospectus and an applicable prospectus supplement to offer our common stock, without par value. In the prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock and Depositary Shares

        We may use this prospectus and an applicable prospectus supplement to offer shares of our preferred stock, without par value, in one or more series. In the prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Debt Securities

        We may use this prospectus and an applicable prospectus supplement to offer our general debt obligations, which may be senior or subordinated. Our debt securities, including senior notes and subordinated notes, may be senior or subordinated in priority of payment. The applicable prospectus supplement will describe the ranking, whether senior or subordinated, the level of seniority or subordination (as applicable), the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of the notes.

Purchase Contracts

        We may use this prospectus and an applicable prospectus supplement to issue purchase contracts, including contracts issued as part of a unit with one or more other securities, that obligate us to sell to holders, or for holders to purchase from us, our senior or subordinated debt, preferred stock, depositary shares or common stock. The consideration per security may be fixed at the time that the purchase contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts.

Units

        We may use this prospectus and an applicable prospectus supplement to offer any combination of one or more of our debt securities, preferred stock, depositary shares, common stock, warrants or other securities or property, together as units. In the prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Warrants

        We may use this prospectus and an applicable prospectus supplement to offer and sell warrants for the purchase of our debt securities, preferred stock, common stock or units. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

DESCRIPTION OF CAPITAL STOCK

        Our outstanding capital stock currently consists of voting common stock, without par value ("common stock"), nonvoting common stock, without par value ("nonvoting common stock"), and Fixed Rate Cumulative Perpetual Preferred Stock, Series B, without par value ("Series B Preferred Stock").

        The following description of the capital stock being registered does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws. These documents are included as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

Common Stock

        We are authorized to issue 174,000,000 shares of common stock, of which 68,900,018 shares were outstanding on September 30, 2012. As of September 30, 2012, (i) 3,914,594 shares of our common stock were reserved for issuance upon the exercise of outstanding options; (ii) 138,695 shares of our common stock were reserved for issuance upon settlement of outstanding restricted stock units; (iii) 3,479,517 shares of common stock were reserved and available for future issuance under our incentive compensation plans; (iv) 124,319 shares of common stock were reserved for issuance upon settlement of outstanding deferred stock units issued under our deferred compensation plan; (v) 3,535,916 shares of common stock were reserved for issuance upon conversion of outstanding shares of our nonvoting common stock, all of which is held by certain affiliates of GTCR Golder Rauner II, L.L.C. ("GTCR") and may be converted at the option of GTCR or any subsequent holder into shares of common stock on a one-for-one basis; and (vi) 645,013 shares of common stock were reserved for issuance upon exercise of a warrant held by the U.S. Treasury. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

        Dividends.    The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by our board of directors out of funds legally available therefor. We may pay dividends if, as and when declared by our board of directors. The payment of dividends is subject to limitations imposed by the Delaware General Corporation Law, or DGCL, and applicable banking laws and regulations. We may not pay dividends on our common stock unless we have paid dividends on our outstanding Series B Preferred Stock, and holders of our nonvoting common stock participate ratably in any dividends declared on our common stock. If we issue additional series of preferred stock in the future, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights.    The holders of our common stock possess voting rights in us. Stockholders elect our board of directors and act on such other matters as are required to be presented to them under the DGCL, requirements of the Nasdaq Stock Market or our amended and restated certificate of incorporation, or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by our stockholders and does not have any right to cumulate votes in the election of directors or otherwise. Certain matters require a two-thirds stockholder vote under our amended and restated certificate of incorporation. In addition, if at any time dividends payable on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods, whether or not consecutive, then the authorized number of directors of the Company will be automatically increased by two and the holders of our Series B Preferred Stock will have the right to elect two directors until all of the accrued and unpaid dividends on the Series B Preferred Stock have been fully paid.

        Liquidation.    In the event of our liquidation or dissolution, the holders of shares of common stock are entitled to share ratably in any of our assets retained after payment in full to creditors and, if any preferred stock is then issued and outstanding, after payment to holders of such preferred stock but only to the extent of any liquidation preference. The holder of our outstanding Series B Preferred Stock currently has, and if additional series of preferred stock are issued, the holders thereof may have, a priority over the holders of our common stock in the event of any liquidation or dissolution.

        Preemptive Rights and Redemption.    Under our amended and restated certificate of incorporation, the terms of our common stock do not entitle holders to preemptive rights with respect to any shares that we may issue in the future, and our common stock is not subject to mandatory redemption by us. However, certain affiliates of GTCR that hold shares of our common stock are contractually entitled to preemptive rights in certain circumstances.

Preferred Stock

        Our board of directors is authorized, pursuant to our amended and restated certificate of incorporation, to issue up to 1,000,000 shares of preferred stock, without par value, in one or more series with respect to which our board of directors, without stockholder approval, may determine voting, conversion and other rights, which could adversely affect the rights of the holders of our common stock. Except for the (i) 243,815 shares of our Series B Preferred Stock issued and outstanding as of September 30, 2012 and (ii) 1,951.037 shares of our preferred stock designated as Series A Junior Nonvoting Preferred Stock, none of which was issued and outstanding as of September 30, 2012, no shares of our authorized preferred stock have been designated or are outstanding. Other than preemptive rights contractually provided to GTCR, stockholders do not have preemptive rights to subscribe for shares of preferred stock.

        The rights of the holders of our common stock would generally be subject to the prior rights of the preferred stock that may be issued in the future with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any future series of the authorized preferred stock and the numbers of such shares of preferred stock in each series will be established by our board of directors as such shares are to be issued. It is not possible to state the actual effect of currently undesignated preferred stock on the rights of holders of common stock until the board of directors determines the rights of the holders of a series of the preferred stock. However, such effects might include (i) restrictions on our ability to pay dividends on our common stock; (ii) dilution of the voting power of our common stock to the extent that the preferred stock were given voting rights; (iii) dilution of the equity interest and voting power of our common stock if the preferred stock were convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the preferred stock.

        Furthermore, our board of directors could direct us to issue, in one or more transactions, shares of preferred stock or additional shares of common stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of any stock exchange to the extent that such rules are or may become applicable to, or may be observed by, us) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in our management or any other extraordinary corporate transaction which might be opposed by the incumbent board of directors. Any issuance of preferred stock or of common stock could have the effect of diluting the earnings per share, book value per share and voting power of common stock held by our stockholders.

        Should we undertake to offer one or more new series of preferred stock, a description specific to that series of preferred stock will be set forth in the applicable prospectus supplement.

 LEGAL MATTERS

        Except as otherwise indicated in the applicable prospectus supplement, the validity of our securities will be passed upon for us by Vedder Price P.C., Chicago, Illinois.

EXPERTS

        Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2012 and 2011, and for the three and six-month periods ended June 30, 2012 and 2011, incorporated by reference in this registration statement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 8, 2012 and August 7, 2012, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, respectively, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information superseded by information in this prospectus or the applicable prospectus supplement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-34066);

  •
  our Current Reports on Form 8-K filed with the SEC on February 24, 2012 (except for the information furnished under Item 7.01 therein), May 24, 2012 and October 10, 2012 (except for the information furnished under Item 2.02 therein) (File Nos. 001-34066); and

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, as amended, dated April 28, 1999 (File No. 0-25887).

        We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus and prior to the termination of any offering covered by this prospectus and any applicable prospectus supplement. Nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

        Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any applicable prospectus supplement, or in any other document filed later that is also incorporated in this prospectus or any applicable prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information relating to us contained in this prospectus should be read together with the information contained in any prospectus supplement and in the documents incorporated by reference in this prospectus and any prospectus supplement.

        We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations at 120 South LaSalle St., Suite 400, Chicago, Illinois 60603, (312) 564-2000.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement under the Securities Act of 1933 to which this prospectus relates. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and in the exhibits attached to or incorporated by reference in the registration statement. For further information about us and our securities, you should refer to the registration statement and to any applicable supplement(s) to this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facility. Our SEC filings are also available on our website at www.pvtb.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus or any applicable prospectus supplement.

$

            % Subordinated Debentures due 2042
Preliminary Prospectus Supplement

Morgan Stanley	Wells Fargo Securities

October    , 2012